UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SB-2 (AMENDMENT NO. 1)
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
PLANET TECHNOLOGIES, INC.
(NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

CALIFORNIA	3990	33-0502606

(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(Primary Standard Industrial Classification Code Number)	(IRS EIN)

6835 Flanders Drive, Suite 100, San Diego, CA	92121

(ADDRESS OF PRINCIPAL OFFICES)	(ZIP CODE)
ISSUER’S TELEPHONE NUMBER (858) 457-4742
Scott L. Glenn
President, Chief Executive Officer
Planet Technologies, Inc.
6835 Flanders Drive, Ste. 100
San Diego, CA 92121
(Name, address, telephone number of agent for service of process)
Copies to:
Robert W. Blanchard, Esq.
BLANCHARD KRASNER & FRENCH
800 Silverado Street, Second Floor
La Jolla, California 92037
(858) 551-2440
Approximate date of proposed sale to the public:
From time to time after this Registration Statement becomes effective.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. ☑
CALCULATION OF REGISTRATION FEE

Title of each
class of			Aggregate
securities to be	Amount to be	Offering Price	Offering	Amount of
registered	registered	per unit	Price	registration fee
Common Stock	1,988,656[1]	$2.00[2]	$3,977,312[2]	$468.13[4]
	1,886,241	$5.00[3]	$9,431,205[3]	$1,110.05[4]
Total:	3,874,897		$13,408,517	$1,578.18

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[1]	1,988,656 shares previously listed on Form SB-2 on February 14, 2005, and 1,886,241 shares added by this Form SB-2 (Amendment No. 1).

[2]	Based upon the closing price of the common stock on the day preceding the filing of the February 14, 2005, registration statement, the actual price per common share will vary based on the market price of the shares at the time shares are sold.

[3]	Based upon the closing price of the common stock on the day preceding the date of filing this Form SB-2 (Amendment No. 1), the actual price per common share will vary based on the market price of the shares at the time shares are sold.

[4]	This represents a total of registration fee of $1,578.18, $468.13 previously paid by the Company on February 14, 2005, and a current fee of $1,110.05 for the additional shares.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY PLANET TECHNOLOGIES, INC., WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS	Subject to Completion dated October 12, 2005
The information in this prospectus is not complete and may be changed.
PROSPECTUS
PLANET TECHNOLOGIES, INC.
3,874,897 Shares of
Common Stock
     This prospectus relates to the resale by selling shareholders of up to 3,874,897 shares of our common stock, which are currently outstanding. The selling shareholders may sell common stock from time to time in the principal market on which our stock is traded at the prevailing market price or in negotiated transactions. Each selling shareholder is deemed an underwriter of the shares of common stock they are offering. We will pay the expenses of registering these shares.
     You should read this document and any prospectus supplement carefully before you invest.
     Our common stock is registered under Section 12(g) of the Securities and Exchange Act of 1934 and is listed on the Over-the-Counter Bulletin Board under the symbol “PLNT.OB.” The last reported sales price per share of our common stock, as reported by the Over-the-Counter Bulletin Board on October 6, 2005, was $5.00.
     The securities offered under this prospectus involve a high degree of risk. See “Risk Factors” beginning at Page 2.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.
     The date of this prospectus is October 12, 2005.

PLANET TECHNOLOGIES, INC.

i

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When Planet uses words such as “intend,” “anticipate,” “believe,” “estimate,” “plan,” “expect,” or similar phrases in this prospectus, Planet is making forward-looking statements. Planet believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to it on the date of this prospectus, but Planet cannot assure you that these assumptions and expectations will prove to have been correct or that Planet will take any action that it may presently be planning. Planet has disclosed important factors that could cause its actual results to differ materially from its current expectations under “Risk Factors” and elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors.
PROSPECTUS SUMMARY
     Since this is a summary, it does not contain all the information that may be important to you in evaluating your investment. You should read the following summary, and the “Risk Factors” section, along with the more detailed information and financial statements and the notes to the financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus, prior to purchasing securities of Planet.
Planet Technologies, Inc.
     Planet is engaged in the business of designing, manufacturing, selling, and distributing common products for use by allergy sensitive persons, including, air filters, bedding and similar products under the Allergy Free trade name. Planet acquired its business on or about November 30, 2004, when it acquired substantially all of the assets and business of Allergy Free, LLC. Our business strategy is primarily based upon promotion of products directly to the consumer by telemarketing to our database of customers who have purchased the Allergy Free Electrostatic Filter. On August 11, 2005, Planet completed the merger with Allergy Control Products, Inc. (“ACP”), wherein ACP merged into a wholly owned subsidiary of Planet.
     Prior to acquiring the Allergy Free business, and the merger with ACP, Planet, then known as Planet Polymer Technologies, Inc. was an advanced materials company that developed and licensed unique polymer materials. While retaining certain intellectual property rights relating to our prior business, all operations related to our prior business have been discontinued.
     Planet was incorporated under the laws of California in August 1991. Planet’s principal executive offices are located at 6835 Flanders Drive, Suite 100, San Diego, CA 92121, and its telephone number is 858-457-4742.
The Offering

Securities Offered	3,874,897 shares of common stock offered by selling security holders.

Percentage of Planet’s outstanding securities that the securities offered represent	Approximately 97%

Common stock to be outstanding after the offering	3,986,368 shares.

Risk Factors	The common stock offered in this prospectus involves a high degree of risk. See “Risk Factors.”

Over-the-Counter Bulletin Board trading symbol	“PLNT.OB”

RISK FACTORS
     Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could adversely affect Planet’s business, financial condition or results of operations. In such case, the trading price of Planet’s common stock could decline and you may lose all or part of your investment.
We have experienced losses, we expect future losses and we may not become profitable.
     For the years ended December 31, 2003, and 2004, we had net losses of approximately $574,135 and $773,558, respectively. The net loss for the six months ended June 30, 2005, was $469,034. As of June 30, 2005, we had an accumulated deficit of approximately $4.2 million.
     Since we have historically incurred net losses, we expect this trend to continue until some indefinite date in the future. We may not become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.
A significant block of our common stock (97%) is being registered for sale and there is a risk that one entity ( or individual) or a limited number of entities (or individuals) could acquire most or all of the shares being sold.
     The number of shares being registered for offering account for approximately 97% of our outstanding common stock. Because such a large block of our common stock is being offered, there is a significant risk that one entity (or individual) or a limited number of entities (or individuals) could acquire most, if not all, of the shares being sold. Such a sale to a limited number of entities or individuals would result in a change in control of the Company, and could result in major changes in management, personnel, direction and overall philosophy of the Company. Shareholders should consider the potential impact such a sale, and the resulting change in control, would have on them and the Company.
Future sales of our common stock by existing shareholders under Rule 144 or this offering could decrease the trading price of our common stock.
     As of October 6, 2005, a total of approximately 3,874,897 shares of our outstanding common stock were “restricted securities” and could be sold in the public markets only in compliance with rule 144 adopted under the Securities Act of 1933 or other applicable exemptions from registration. Rule 144 provides that a person holding restricted securities for a period of one year may thereafter sell, in brokerage transactions, an amount not exceeding in any three-month period the greater of either (i) 1% of the issuer’s outstanding common stock or (ii) the average weekly trading volume in the securities during a period of four calendar weeks immediately preceding the sale. Persons who are not affiliated with the issuer and who have held their restricted securities for at least two years are not subject to the volume limitation. Possible or actual sales of our common stock by present shareholders under Rule 144 could have a depressive effect on the price of our common stock. Many of these shares were registered and may be sold without the above limitations in accordance with this prospectus, and the registration could have a significant negative impact on the market price because there will be many more shares that may be available for sale on the open market.
     Additionally, on November 30, 2004, the Company, with shareholder approval, purchased the assets of Allergy Free, LLC, a California limited liability company (“Allergy Free”). In exchange for Allergy Free’s assets, the Company issued approximately 1.7 Million shares of the Company’s common stock to Allergy Free which in turn distributed the shares proportionally to its members in exchange for the members’ membership interests in Allergy Free.
     On August 11, 2005, the Company completed the merger between ACP Acquisition Corp., a wholly owned subsidiary of the Company and ACP (the “Merger”) pursuant to which ACP became a wholly owned subsidiary of the Company and Jonathan T. Dawson, an individual and the sole shareholder received 600,000 shares of the common stock of the Company.
     The Company also sold approximately 1,600,000 shares of common stock through private placement. As part of the asset purchase transaction and the ACP Merger, the Company agreed to register the shares issued to the former Allergy Free members and the shares issued to Mr. Dawson, with shareholder approval, and which were issued through private placement as soon as possible after the completion of the respective transactions. For this reason, the shares are being registered now as opposed to some later date.

We may require additional capital in the future which may not be available.
     Our future capital requirements will depend on many factors, including:
•	the cost of manufacturing;

•	developing new markets for our products;

•	competing technological and market developments; and

•	the costs involved in filing, prosecuting and enforcing patent claims.
     We anticipate that our existing resources combined with revenues will enable us to maintain our current and planned operations through the next twelve months. In addition, changes in our plans or other events affecting our operating expenses, such as acquisition opportunities, may cause us to expend our existing resources sooner than expected.
     We may seek additional funding through private placements of stock or strategic relationships. But the uncertainty as to our future profitability may make it difficult for us to secure additional financing on acceptable terms, if we are able to secure additional financing at all. Insufficient funds may require us to delay, scale back or eliminate some or all of our activities.
We are subject to penny stock regulations.
     Our common stock is not listed or qualified for listing on NASDAQ or any national securities exchange but is only sporadically traded in the over-the-counter market in the so-called OTC Bulletin Board. As a result, an investor will find it difficult to dispose of, and to obtain accurate quotations as to the value of, our common stock.
     Although occasionally trading at $5.00 or more per share, our common stock during the past several years has generally traded below $5.00 and has been classified as a penny stock by the Securities and Exchange Commission. The classification severely and adversely affects the market liquidity for our common stock. The Commission has adopted Rule 15g-9, which establishes the definition of a “penny stock” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person’s account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedules prepared by the Commission relating to the penny stock market, which, in highlight form, sets forth (i) the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in public offerings and secondary trading and about the commissions payable to the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transaction. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.
Any inability to adequately retain or protect our employees, customer relationships and proprietary technology could harm our ability to compete.
     Our future success and ability to compete depends in part upon our employees, customer relationships, proprietary technology and trademarks, which we attempt to protect with a combination of trademark and trade secret claims. These legal protections afford only limited protection. Further, despite our efforts, we may be unable to prevent third parties from soliciting our employees or customers or infringing upon or misappropriating our intellectual property. Our employees, customer relationships and intellectual property may not be adequate to provide us with a competitive advantage or to prevent competitors from entering the markets for our product and services. Additionally, our competitors could independently develop non-infringing technologies that are competitive with, and equivalent or superior to, our products. We will monitor infringement and/or misappropriation of our proprietary rights. However, even if we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations.

The departure of certain key personnel could harm the financial condition of the Company.
     Several of our employees are intimately involved in our business and have day-to-day relationships with critical customers. Planet is not able to afford additional staff to supplement these key personnel. Competition for highly skilled business, product development, marketing and other personnel is intense, and there can be no assurance that we will be successful in recruiting new personnel or in retaining our existing personnel. A failure on our part to retain the services of these key personnel could have a material adverse effect on our operating results and financial condition. We do not maintain key man life insurance on any of our employees.
We face numerous competitors.
     We have many competitors with comparable characteristics and capabilities that compete for the same group of customers. Our competitors are competent and experienced and are continuously working to take market share away from us. Our competitors have greater financial, technical, marketing and other resources than we do. Our ability to compete effectively may be adversely affected by the ability of these competitors to devote greater resources to the sales and marketing of their products and services than are available to us.
There are risks associated with our planned growth.
     We plan to grow the Company’s revenues and profits by adding to our existing customer base through internal growth and by the acquisition of other companies.
     Management believes that Planet can grow through the acquisitions of other allergy control related companies as part of a “roll-up” strategy. The acquisition of other companies is uncertain and contains a variety of business risks, including: cultural differences the retention of key personnel, competition, protection of intellectual property, profitability, industry changes and others.
     Acquisitions and attempted acquisitions, may place a strain on our limited personnel, financial and other resources. Our ability to manage this growth, should it occur, will require expansion of our capabilities and personnel. We may not be able to find qualified personnel to fill additional positions or be able to successfully manage a larger organization.§
     We have very limited assets upon which to rely for adjusting to business variations and for growing new businesses. While we are likely to look for new funding to assist in the acquisition of other profitable businesses, it is uncertain whether such funds will be available. There can be no assurance that we will be successful in raising a sufficient amount of additional capital, or if we are successful, that we will be able to raise capital on reasonable terms. If we do raise additional capital, our existing shareholders will incur substantial and immediate dilution.
Our directors and executive officers beneficially own approximately 46% of our stock; their interests could conflict with yours; significant sales of stock held by them could have a negative effect on our stock price; shareholder may be unable to exercise control.
     As of September 1, 2005, our executive officers, directors and affiliated persons were the beneficial owners of approximately 46% of our common stock. As a result, our executive officers, directors and affiliate persons will have significant ability to:
•	elect or defeat the election of our directors;

•	amend or prevent amendment of our articles or incorporation or bylaws;

•	effect or prevent a merger, sale of assets or other corporate transaction; and

•	control the outcome of any other matter submitted to the shareholders for vote.
     As a result of their ownership and positions, our directors and executive officers collectively, are able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the market price of our common stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Since we have never paid any cash dividends on our common stock and do not anticipate doing so in the future, you may only realize a profit from your investment if our stock price appreciates.
RECENT TRANSACTIONS
     On November 30, 2004, Planet acquired all of the assets of Allergy Free, LLC, which is the historical business described in this prospectus for approximately 1.7 million shares of Planet stock (after giving effect to the reverse stock split), a convertible note of $274,300, and assumption of debt. The transaction was completed pursuant to an Asset Purchase Agreement between Planet and Allergy Free, LLC. (“Agreement”) As a result of the acquisition, Allergy Free’s historical financial information is included in the financial results of Planet. Allergy Free, LLC, was and is controlled by Scott Glenn, who became Planet’s Chairman, President and CEO.
     During the period from November 30, 2004, through August 1, 2005, Planet has sold approximately 1,600,000 shares to investors, pursuant to subscription agreements and in reliance upon an exception from registration provided under Regulation D. The resale of this common stock is being registered on Form SB-2 of which this prospectus is a part. 886,000 of the shares were sold to a fund controlled by Scott Glenn.
     On August 11, 2005, the Company completed the Plan of Merger between Allergy Control Products, Inc., a Delaware corporation (“ACP”) and Jonathan T. Dawson, an individual and the sole shareholder of ACP, and the Company. Pursuant to the Agreement and Plan of Merger, ACP merged into a wholly owned subsidiary of the Company and the sole shareholder of ACP received 600,000 shares of the common stock of the Company. The subsidiary will continue to use the name “Allergy Control Products, Inc.” (“New ACP”) Effective August 11, 2005, the Company assigned all of the Allergy-Free® assets to its wholly owned subsidiary, New ACP.
USE OF PROCEEDS
     No proceeds will be realized by us since all shares are offered by selling shareholders. We intend to use the proceeds from the private placement pursuant to which some of the shares offered hereby were issued for general working capital purposes or acquisition of new products or businesses.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
     The Company’s Common Stock trades on the OTC.BB under the symbol “PLNT.OB.” The following table sets forth the high and low sales prices of the Company’s Common Stock for the period from January 1, 2003 through June 30, 2005 as furnished by the OTC.BB. These prices reflect prices between dealers without retail markups, markdowns or commissions, and may not necessarily represent actual transactions. These prices also reflect the reverse stock split effective December 6, 2004:

	Trade Prices
	High	Low
Fiscal year ended December 31, 2003
First Quarter	$4.00	0.50
Second Quarter	5.00	2.50
Third Quarter	3.00	2.50
Fourth Quarter	3.50	1.50

Fiscal year ended December 31, 2004
First Quarter	12.50	1.75
Second Quarter	10.50	3.00
Third Quarter	3.50	2.50
Fourth Quarter	3.50	0.70

2005
First Quarter	3.00	0.70
Second Quarter	3.25	1.00
Third Quarter	5.00	2.50
     On October 6, 2005, the last reported sale price of the Company’s Common Stock on the Over-the-Counter Bulletin Board was $5.00. As of October 6, 2005, there were approximately 195 holders of record of the Company’s Common Stock with 3,986,368 shares outstanding. The market price of shares of Common Stock, like that of the common stock of many other emerging growth companies, has been and is likely to continue to be highly volatile.
     The Company has never declared or paid a cash dividend. The Company has not paid and does not intend to pay any Common Stock dividends to Common Stock shareholders in the foreseeable future and intends to retain any future earnings to fund the Company’s operations. Any payment of dividends in the future will depend upon the Company’s earnings, capital requirements, financial condition and such other factors as the Board of Directors may deem relevant.
SELLING SECURITY HOLDERS
     On November 30, 2004, the Company, with shareholder approval, purchased the assets of Allergy Free, LLC, a California limited liability company (“Allergy Free”). In exchange for Allergy Free’s assets, the Company issued approximately 1.7 Million shares of the Company’s common stock to Allergy Free which in turn distributed the shares proportionally to its members in exchange for the members’ membership interests in Allergy Free. On August 11, 2005, the Company, with shareholder approval, merged with ACP. As consideration the Company issued 600,000 shares to Jonathan T. Dawson, an individual and sole-shareholder of ACP. Additionally, the Company sold approximately 1,600,000 shares of common stock through private placement. The shares of common stock which were distributed to the former Allergy Free members and to Jonathan T. Dawson and sold in private placement are the subject of this registration statement. We relied on the limited offering exemption provided in Rule 506 of the 1933 Act in issuing the shares of common stock to the former Allergy Free members and to Jonathan T. Dawson and through private placement.

     The following table sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.:

	Prior to Offering		No. of Shares	After Offering
Name	No. of Shares	Percent	to be Sold	No. of Shares	Percent
William and Lisa Barkett 7544 Eads #F La Jolla, CA 92037	308,456	7.7%	308,456
John Burd 4930 Bradshaw Court San Diego, CA 92130	19,073	*	19,073
J. Roberts Fosberg 2440 Toyon Road Healdsburg, CA 95448	158,382	4.0%	158,382
William Hawkins 3890 Steve Reynolds Blvd. Norcross, GA 30093	22,778	*	22,778
Jack Goldstein 109 Golorado Court Los Gatos, CA 95032	51,552	1.2%	51,552
David F. Hale P O Box 8925 Rancho Santa Fe, CA 92067	76,775	1.9%	76,775
Guy Mayenobe Les 3 Cheminees Chemin de la cote de St. Forget, France, 78720	18,043	*	18,043
Nancy Olson 2100 Green # 102 San Francisco, CA 94123	63,695	1.6%	63,695
Jon M. Plexico 3600 Fillmore St. #305 San Francisco, CA 94123	19,842	*	19,842
Ellen Preston 1825 Sheridan Ave. San Diego, CA 92103	26,565	*	26,565
Silverado Street Venture Partners 800 Silverado St. 2nd Floor La Jolla, CA 92037	30,253	*	29,239	1,014	*
Michael A. Trinkle Family Trust (1) 3495 Via Zara Court Fallbrook, CA 92028	55,873	1.4%	55,873
Shaunna Salzetti 14998 Budwin Lane Poway, CA 92064	11,640	*	11,640

	Prior to Offering		No. of Shares	After Offering
Name	No. of Shares	Percent	to be Sold	No. of Shares	Percent
Leslie White 18479 Calle La Serra Rancho Santa Fe, CA 92091	9,312	*	9,312
Blanchard, Krasner & French 401-K Plan 800 Silverado St. 2nd Floor La Jolla, CA 92037	40,625	1.0%	40,625
AF Partners, LLC (2) 6835 Flanders Drive #500 San Diego, CA 92021	770,806	19.3%	770,806
Windamere III, LLC (2) 6402 Cardeno Dr. La Jolla, CA 92037	886,000	22.2%	886,000
SJT Family Investments, LP Stephen Targen 240 22nd Street Santa Monica, CA 90402	6,000	*	6,000
Glenn P. Napierskie II, and Sherrie N. Napierskie Family Trust DTO 10 Aug 1988 Glen P. Napierskie II P.O. Box 989 Valley Center, CA 92082	40,000	1.0%	40,000
Chase Hardage P.O. Box 9464 Rancho Santa Fe, CA 92067	4,000	*	4,000
Samantha Hardage P.O. Box 9464 Rancho Santa Fe, CA 92067	4,000	*	4,000
Dixon Family Trust 6344 Cardeno Drive La Jolla, CA 92037	20,000	*	20,000
Steven M. Rudy Profit Sharing Trust 32006 Sunset Avenue Laguna Beach, CA 92651	12,000	*	12,000
First Regional Bank Cust FBO Craig L. Dixon IRA #001872 P.O. Box 85410 San Diego, CA 92186	20,000	*	20,000
Garner Investments, LLC 5949 Greensview Ct. Rancho Santa Fe, CA 92067	40,000	1.0%	40,000
Ken Kramer 4364 Bonita Rd $401 Bonita, CA 91902	20,000	*	20,000

	Prior to Offering		No. of Shares	After Offering
Name	No. of Shares	Percent	to be Sold	No. of Shares	Percent
Fog City Fund, LLC 2100 Green Street, #102 San Francisco, CA 94123	500,000	12.5%	500,000
Thomas Michael Rebholtz 901 N. 18th Street Boise, Idaho 83702	10,000	*	10,000
Paul Vigano 27 Wahackme Road New Canaan, CT 06840	10,000	*	10,000
Jonathan T. Dawson 354 Pequot Avenue Southport, Connecticut 06480	600,000	15.0%	600,000

*	Less than 1%

(1)	Ellen Preston and Michael Trinkle, a co-trustee of the Trinkle Family Trust, were both elected to the Company’s Board in November 2004 (at the time of the asset purchase transaction between Allergy Free and the Company.) Ms. Preston was a member of Allergy Free, LLC, since October 2000. Mr. Trinkle was also a member of Allergy Free, LLC, and served as its President from August 2001 to March 31, 2004. A more detailed description of their backgrounds can be found below in the “Directors, Executive Officers, Promoters and Control Persons” section.

(2)	Scott L. Glenn, the Company President and Chairman of the Board, is the beneficial owner of those shares held by AF Partners, LLC, and Windamere III, LLC. A more detailed description of Mr. Glenn’s background can be found below in the “Directors, Executive Officers, Promoters and Control Persons” section.
LEGAL PROCEEDINGS
     We are not aware of any pending litigation against us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth information regarding the ownership of Planet’s Stock as of September 1, 2005 by: (i) each director; (ii) each of the Executive Officers named in the Summary Compensation Table; (iii) all executive officers and directors of Planet as a group; and (iv) all those known by Planet to be beneficial owners of more than five percent (5%) of any class of Planet’s Stock, cased upon information reported to the Planet or publicly available reports filed with the SEC.

		Beneficial Ownership
			Percentage of
Title of Class	Beneficial Owner	Number of Shares (1)	Class Owned (2)
Common	Scott L. Glenn (3)	1,757,349	44%
	6402 Cardeno Drive
	La Jolla, CA 92037

Common	Eric B. Freedus (4)	2,653	0.06%
	1202 Ketner Blvd., Ste. 6000
	San Diego, CA 92101

Common	H.M. Busby (5)	7,512	0.19%
	3852 Alameda Place
	San Diego, CA 92103

Common	Michael A. Trinkle (5)	56,373	1.4%
	3495 Via Zara Court
	Fallbrook, CA 92028

Common	Ellen Preston (5)	27,065	0.6%
	1825 Sheridan Avenue
	San Diego, CA 92103

Common	Edward J. Steube (6)	0	0%
	313 Central Parkway
	Mt. Vernon, NY 10552

Common	Michael Walsh (7)
	P.O. Box 3125
	Del Mar, CA 92014	0	0%

Common	Bret Megargel (8)	15,000	0.4%
	3912 Alameda Place
	Sn Diego, CA 92103

Common	Francesca DiNota (9)	0	0%
	22 Post Gate Road
	Trumbull, CT 06611

Common	All executive officers and directors as a group	1,865,952	46.65%

Common	William and Lisa Barkett	308,456	7.7%
	7544 Eads #F
	La Jolla, CA 92037

Common	Windamere III, LLC (10)	886,000	22.2%
	6402 Cardeno Dr.
	La Jolla, CA 92037

Common	Fog City Fund, LLC	500,000	12.5%
	2100 Green street, #102
	San Francisco, CA 94123

	Total Outstanding:	2,674,408

(1)	This table is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the “SEC”). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2)	Percentage ownership is based upon the shares outstanding on October 6, 2005.

(3)	Includes 770,806 shares owned by AF Partners, LLC, which is controlled by Mr. Glenn and 886,000 shares owned by Windamere III, LLC, over which Mr. Glenn shares control (see Note (10) below). Also includes the currently exercisable option to acquire 25,136 shares and the option to purchase 75,407 shares which begin vesting on November 30, 2005. Does not include 25,000 shares issuable upon exercise of stock options which expire on January 25, 2015, and which begin vesting on January 25, 2006, or 74,000 shares issuable upon exercise of stock options which expire on August 10, 2015, and begin vesting on August 10, 2006.

(4)	Includes 500 shares issuable upon exercise of stock options which expire on January 18, 2015, and which begin vesting on January 18, 2006. Does not include 10,000 shares issuable upon exercise of stock options which expire on January 25, 2015, and which begin vesting on January 25, 2006.

(5)	Includes 500 shares issuable upon exercise of stock options which expire on November 17, 2014, and which begin vesting on November 17, 2005. Does not include 10,000 shares issuable upon exercise of stock options which expire on January 25, 2015, which begin vesting on January 25, 2006.

(6)	Does not include 120,000 shares issuable upon exercise of stock options which expire on August 10, 2015, and which begin vesting on August 10, 2006.

(7)	Does not include 10,500 shares issuable upon exercise of stock options which expire on August 10, 2015, and which begin vesting on August 10, 2006.

(8)	Includes the currently exercisable option to acquire 15,000 shares, with an expiration date of February 1, 2015. Does not include 15,000 shares issuable upon exercise of stock options which expire on February 1, 2015, and which begin vesting on February 1, 2006. In addition it does not include 18,000 shares issuable upon exercise of stock options which expire on August 10, 2015, and which begin vesting on August 10, 2006.

(9)	Does not include 35,000 shares issuable upon exercise of stock options which expire on August 10, 2015, and which begin vesting on August 10, 2006.

(10)	Windamere III, LLC, is under the joint control of Mr. Glenn and St. Paul Traveler’s Companies, Inc., its affiliates Split-Rock Partners, LLC, and St. Paul Fire and Marine Insurance Company, whose business address is 385 Washington Street, St. Paul, Minnesota 55102.
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
Directors and Executive Officers.
     The names of directors and executive officers and certain information about each person is set forth below:

Name	Age	Principal Occupation
Scott L. Glenn	55	Chairman of the Board of Directors, President and Chief Executive Officer and Business Executive

Eric B. Freedus	55	Director, Attorney

H.M. Busby	66	Director, Private Investor

Michael Trinkle	53	Director, Business Executive

Ellen M. Preston	50	Director, Business Consultant

Edward J. Steube	61	Director, President of Allergy Control Products, Inc.

Michael Walsh	45	Director, Business Executive

Francesca DiNota	43	Chief Financial Officer, Chief Accounting Officer

Bret Megargel	36	Vice President, Secretary

     Scott L. Glenn was elected to the Board and appointed Chairman, President and Chief Executive Officer of Planet in November 2004. Since October 2000 he, or an affiliated entity controlled by him, has been the Manager and a member of Allergy Free, LLC. Mr. Glenn is also the Managing Partner of Windamere Venture Partners, and has been since 1996. He also currently serves as a director and founder of GlobalEdge, Inc., Kanisa Pharmaceuticals, Cadence Pharmaceuticals, Oculir, Inc., Somaxon Pharmaceuticals. Previously, from 1988 until 1995, Mr. Glenn served as President/CEO, and then Chairman of Quidel Corporation, a leading point of care diagnostic business. Before serving in those capacities from 1983 through 1988, Mr. Glenn was vice president of development/operations of Quidel. From 1984 to 1992, Mr. Glenn served in numerous management positions, including Division/General Manager at Allergan Pharmaceuticals, Inc. Mr. Glenn has a Bachelor of Science degree in Finance and Accounting from California State University at Fullerton.
     Eric B. Freedus was elected to the Board in January 2005. Mr. Freedus has been an attorney in private practice since 1974 and is currently the president of the law firm of Frank and Freedus, APC. Mr. Freedus currently focuses his law practice in the area of special education litigation. Mr. Freedus received his undergraduate degree from the State University of New York at Buffalo in 1971 and his law degree from the University of Toledo in 1974.
     H. M. “Mac” Busby has been a director of the Company since August 1997 when he was elected by the members of the Board of Directors to fill a vacancy on the Board. Mr. Busby was President and Chief Executive Officer and Chief Financial Officer of the Company from February 2003 until November 2004. In May 2003, Mr. Busby was appointed Secretary of the Company. Mr. Busby began his career in 1966 at Wisconsin Centrifugal, Inc. which included the position of Manager of Industrial and Public Relations. Mr. Busby has also served as Vice President of Human Relations and Administration for MCA Financial, Inc., a subsidiary of MCA, Inc. Mr. Busby was Chairman of Sun Protective International and Sun-Gard USA. Mr. Busby earned his B.S. in Business Administration from Indiana University.
     Michael A. Trinkle currently serves as President of Conception Technologies, LP, and has held the position since 1993. Mr. Trinkle was also a member of Allergy Free, LLC, and served as its President from August 2001 to March 31, 2004. During the 15 years prior to joining Conception Technologies, LP, Mr. Trinkle was employed by Allergan Pharmaceuticals where he held management positions in the areas of operations, sales, marketing, and quality assurance. Mr. Trinkle was elected to the Board in November 2004.
     Ellen M. Preston was a member of Allergy Free, LLC, since October 2000. In addition to being a member of Allergy Free, LLC, since 1998, Ms. Preston has been a business consultant advising medical device companies in the areas of strategic market assessment, business development, brand development and strategy, and communications. From 2000 until 2002, Ms. Preston was a venture partner with Windamere Venture Partners. While with Windamere Venture Partners, Ms. Preston was a founder of Dexcom, Inc., a corporation engaged in the development of an implantable glucose sensor, and founded Miramedica, Inc. a company specializing in computer-aided detection. Ms. Preston served as interim president of Miramedica, Inc., which was sold to Kodak in 2003. From 1997-1998, Ms. Preston was Vice President of Sales and Marketing for Amira Medical, Inc. She held a similar position with Biopsys Medical, Inc. from 1996-1997. Ms. Preston was elected to the Board in November 2004.
     Mr. Steube served as Chief Executive Officer and Director of Allergy Control Products since 2002. Prior to Joining ACP, he was a member of executive management of New York Bancorp, and prior to that a Principal in the investment banking division of Kidder Peabody and Co, Inc., a subsidiary of GE Capital. Mr. Steube has a B.A. from Princeton University.
     Mr. Walsh was most recently Executive Chairman at Prometheus Laboratories, a specialty pharmaceutical company, where he also held the positions of President, Chief Operating Officers, and Chief Executive Officer. Previously, Mr. Walsh was with Quidel Corporation in a number of senior executive roles including Director of Worldwide Marketing and Business Development and Director of European Operations. Mr. Walsh has a B.S. from the University of Notre Dame and an M.B.A. from Pepperdine University.
     From 1998 through early 2005, Ms. DiNota served in various positions, lastly as Vice President and Chief Financial Officer of Optima, Inc., a privately held ophthalmic goods manufacturer and distributor. Prior to that, Ms. DiNota worked as a certified public accountant for Capossela, Cohen, LLC, a regional public accounting firm. Ms. DiNota graduated from Iona College with a BBA in accounting. Ms. DiNota is a certified public accountant qualified in the State of New York and the State of Connecticut.
     Bret Megargel most recently served from 2002 to 2004 as Vice President of Business Development for Avera Pharmaceuticals, Inc., a private pharmaceutical development company. Mr. Megargel is a co-founder of Avera, and during his tenure led the successful licensing or acquisition of three novel pharmaceutical products from global pharmaceutical companies with combined deal value of greater than US$100 million. Prior to the founding of Avera, Mr. Megargel served as a Venture Partner for Windamere Venture Partners, from 1999 to 2003, during his tenure, he served as Vice President of Business Development for MD Edge, Inc., and Director of Business Development for Converge Medical, Inc., and was a member of the founding team of Dexcom, Inc. From 1991 to 1996, Mr. Megargel served as a consultant for Marketing Corporation of America, where he was a case manager for product development, licensing and acquisition, and marketing strategy projects for market leading healthcare clients. Mr. Megargel holds a B.A. in Economics from Dartmouth College, and an M.B.A. from the Stanford University Graduate School of Business.
EXECUTIVE COMPENSATION
Compensation of Directors and Executive Officers
     Directors and Executive Officers may be granted options to purchase Common Stock under the Company’s 1995 Stock Option Plan (the “1995 Option Plan”) and the 2000 Stock Incentive Plan (“2000 Incentive Plan”). As of August 10, 2005, the Board approved an amendment to the 2000 Incentive Plan to increase the authorized number of shares to 500,000 shares, which will be submitted to the shareholders at the next meeting of shareholders.
     During 2004, options to purchase shares of the Company’s Common Stock were granted to the Company’s directors as follows: (a) on November 17, 2004, the Board granted stock options to Mr. Busby, Dr. Petcavich, Mr. Trinkle and Ms. Preston to purchase 500 shares of Planet common stock at an exercise price of $2.50 per share, and (b) on November 30, 2004, the board granted stock options to Scott Glenn to purchase 100,543 shares of Planet common stock at an exercise price of $3.50 per share.
     During 2005, the Board granted stock options to (a) Eric Freedus to purchase 10,500 shares of Planet common stock at an exercise price of $3.00 per share as compensation for serving as a director, (b) Mr. Busby, Mr. Trinkle and Ms. Preston to purchase 10,000 shares of Planet common stock at an exercise price of $3.00 per share as compensation for serving as a directors, (c) Ms. White to purchase 30,000 shares of Planet common stock at an exercise price of $3.00 per share as compensation for serving as an officer of the Company, (d) Mr. Glenn to purchase 25,000 shares of Planet common stock at an exercise price of $3.00 per share and 74,000 shares of Planet common stock at an exercise price of $2.70 per share as compensation for serving as an officer of the Company, (e) Ms. DiNota to purchase 35,000 shares of Planet common stock at an exercise price of $2.70 per share as compensation for serving as an officer of the Company, (f) Mr. Steube to purchase 120,000 shares of Planet common stock at an exercise price of $2.70 per share for serving as a Director and officer of the Company and (g) Mr. Megargel to purchase 30,000 shares of Planet common stock at an exercise price of $3.00 per share and 18,000 shares of Planet common stock at an exercise price of $2.70 per share as compensation for serving as an officer of the Company.
     Directors are reimbursed for reasonable travel expenses incurred in connection with attendance at Board meetings, or any committee meetings, or otherwise in connection with their service as a director.

Compensation of Executive Officers
     The following table sets forth, for the fiscal years ended December 31, 2004, 2003, and 2002 certain compensation awarded or paid to, or earned by the Company’s Executive Officers.
Summary Compensation Table

					Securities
					Underlying
Name and Principal Position	Year	Salary($)		Bonus($)	Options(#)		Other
Robert J. Petcavich	2004	$—		$—	500	(1)	$—
Former Chairman of the Board	2003	$—		$—	—		$47,180	(3)
and Chief Technical Officer	2002	$170,038		$—	—		$3,241	(2)

H.M. Busby	2004	$—		$—	500	(1)	$29,630	(7)
Former Chief Executive Officer,	2003	$—		$—	—		$31,677	(3)
President and Chief Financial	2002	$—		$—	—		$—
Officer

Richard C. Bernier	2004	$—		$—	—		$—
Former Chief Executive Officer	2003	$—		$—	—		$19,125	(3)
and President	2002	$117,713		$—	—		$—

Scott Glenn	2004	$—		$—	100,543	(4)	$—
Chairman, Chief Executive Officer	2003	$—		$—	—		$—
and President	2002	$—		$—	—		$—

Leslie White (6)	2004	$52,031	(5)	$—	—		$—
Secretary and Chief Financial Officer	2003	$51,445	(5)	$—	—		$—
	2002	$51,015	(5)	$—	—		$—

(1)	Represents options granted November 17, 2004, for compensation as a director.

(2)	Represents auto expense reimbursement paid by the Company.

(3)	Represents consulting fees paid for their services to the Company in 2003.

(4)	Represents an option granted on November 30, 2004, with an exercise price of $3.50 per share. 25,136 of the Options granted are currently exercisable, and the remaining options to purchase 75,407 shares begin vesting on November 30, 2005.

(5)	Represents compensation paid by Allergy Free, LLC, prior to December 1, 2004, and by Planet after that date.

(6)	Ms. White is employed by Conception Technologies, L.P., a California limited partnership (“Conception”), and for the past three years has devoted approximately fifty percent (50%) of her work time to the business of the Allergy Free (and after December 1, 2004 to the business of Planet Technologies, Inc.) Allergy Free (and now Planet) reimbursed Conception for approximately fifty percent (50%) of the compensation Conception pays to Ms. White as reflected in the table.

(7)	Represents consulting fees paid to Mr. Busby for his services in 2004.
Stock Option Grants and Exercises
     The Company’s Executive Officers are eligible for grants of options under the Company’s 1995 Stock Option Plan (the “1995 Option Plan”) and the 2000 Stock Incentive Plan (the “2000 Incentive Plan”).

     The following table sets forth information with respect to the number of securities underlying unexercised options held by the Executive Officers as of December 31, 2004, and the value of unexercised in-the-money options (i.e., options for which the current fair market value of the Common Stock underlying such options exceeds the exercise price):

Name	No. of Securities	Percent of Total	Exercise	Expiration Date
	Underlying	Options Granted	Price
	Options	to Employees	($/share)
	No. of Securities	Options Granted to	Exercise Price
Scott Glenn	100,543	100%	$3.50	November 30, 2014
Aggregated Option Exercises Last Fiscal Year and Fiscal Year End Option Values

	Shares		Number of Securities		Value of Unexercised In-the-
	Acquired		Underlying Unexercised		Money Options at Fiscal Year
	On	Value	Options at Fiscal Year End (2)		End ($) (1)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
R Petcavich	1,000	-0-	250	500	$0	$0
H. M. Busby	2,000	-0-	360	500	$0	$0

(1)	Calculated based on the estimated fair market value of the Company’s Common Stock as of December 31, 2004, less the exercise price payable upon the exercise of such options. Such estimated fair market value as of December 31, 2004, was $.70, the last transaction price posted at the close of trading on December 31, 2004.

(2)	Certain former directors of Planet surrendered “Out of the Money” stock options including Robert J. Petcavich, 3,294;and H.M. Busby 964.

Equity Compensation Plan Information
As of September 1, 2005

	(a)	(b)	(c)
Plan category	Number of securities to be	Weighted-average exercise	Number of securities
	issued upon exercise of	price of outstanding	remaining available for
	outstanding options,	options, warrants and	future issuance under
	warrants and rights	rights	equity compensation plans
(excluding securities
reflected in column (a))
Equity compensation plans approved by security holders	497,613	$3.09	None (2)
Equity compensation plans not approved by security holders (1)	N/A	N/A	N/A

Total	497,613	$3.09	None (2)

(1)	The Company does not have any equity compensation plans that have not been approved by Shareholders.

(2)	As of September 1, 2005, the Company has granted options exceeding the number of shares authorized by the shareholders under the 2000 Stock Incentive Plan by 147,613 shares. The Board has approved an amendment to the plan to increase the authorized number of shares to 500,000 shares, which will be submitted to the shareholders at the next meeting of shareholders.
Description of Employee Benefit Plans
2000 Stock Incentive Plan.
     Planet’s 2000 Stock Incentive Plan was approved by Planet’s shareholders at its annual meeting of shareholders on May 1, 2000. On August 10, 2005, the shareholders approved increasing the authorized shares under the plan to 350,000 shares of common stock for issuance under the 2000 Plan. The Board has approved a further amendment to the plan to increase the authorized number of shares to 500,000 shares, which will be submitted for approval at the next meeting of Planet shareholders. A committee consisting of Planet’s Board of Directors or appointed Board members has the sole discretion to determine under which plan stock options and bonuses may be granted.
     The purpose of the 2000 Incentive Plan is similar to that of the 1995 Plan, which was to attract and retain qualified personnel, to provide additional incentives to employees, officers, directors and consultants of the Company and to promote the success of the Company’s business. As was the case under the 1995 Plan, under the 2000 Plan, Planet may grant or issue incentive stock options and non-statutory stock options to eligible participants, provided that incentive stock options may only be granted to employees of Planet. The 2000 Stock Incentive Plan also allows shares of common stock to be issued under a Stock Bonus Program through direct and immediate issuances. Similar to stock options granted under the Plan, stock bonus awards may be subjected to a vesting schedule determined by the Board of Directors. Option grants under both plans are discretionary. Options granted under both plans are subject to vesting as determined by the Board, provided that the option vests as to at least 20% of the shares subject to the option per year. The maximum term of a stock option under both plans is ten years, but if the optionee at the time of grant has voting power over more than 10% of the Company’s outstanding capital stock, the maximum term for incentive options is five years under both plans. Under both plans if an optionee terminates his or her service to Planet, such optionee may exercise only those option shares vested as of the date of termination, and must affect such exercise within the period of time after termination set forth in the optionee’s option. The exercise price of incentive stock options granted under both plans must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. Under both plans the exercise price of incentive options granted to an optionee who owns stock possessing more than 10% of the voting power of Planet’s outstanding capital stock must equal at least 110% of the fair market value of the common stock on the date of grant. Payment of the exercise price may be made in cash, by delivery of other shares of the Company’s common stock or by any other form of legal consideration that may be acceptable to the Board.
401(K) Plan
          The Company provides a defined contribution 401(k) savings plan (the “401(k) Plan”) in which all full-time employees of the Company are eligible to participate. Eligible employees are permitted to contribute up to fifteen percent (15%) of their pre-tax salary to the 401(k) Plan subject to IRS limitations. Company contributions to the 401(k) Plan are at the discretion of the Board of Directors. There have been, no Company contributions to the 401(k) Plan in 2003 or 2004.
Employment Agreements and Change in Control Arrangements
     The Company has entered into an agreement with Scott L. Glenn as President/CEO and Chairman of the Board of the Company for his services, the Company a three-year period, which expires on November 29, 2007, The Company agrees to pay Mr. Glenn a salary of $100 per month (plus healthcare and other benefits) until it is determined by the Board that the Company could afford to pay compensation comparable to CEOs of other similar companies. In exchange for foregoing a salary, the Company agreed to grant to Mr. Glenn stock options exercisable at the then fair market value at such time as may be required to maintain the aggregate number of stock options granted to Mr. Glenn at an amount not less than five (5%) percent of the issued and outstanding stock of the Company (on a fully diluted basis) during his three year term of employment. In August 2005, Mr. Glenn was also elected Secretary and Chief Financial Officer of New ACP.
          The Company has entered into a Consulting Agreement with Dr. Petcavich pursuant to which he retains the 500 options granted to him as a director plus an hourly rate to be determined.
          Prior to November 30, 2004 the Company had an agreement with H.M. Busby whereby the Company had agreed to pay Mr. Busby $100 per hour for work he performed on behalf of the Company.
          In January 2005, the Company agreed to employ Bret Megargel as Vice President of Marketing and Business Development at an annualized salary of $96,000. In March 2005, Mr. Megargel’s annual salary was increased to $192,000 and he was issued 30,000 stock options under the 2000 Stock Option Plan. In August 2005, Mr. Megargel was elected Secretary of the Company and his annual salary was adjusted to $185,000. Mr. Megargel will remain Vice President of Marketing and Business Development along with serving as Secretary. Also in August 2005, Mr. Megargel was issued another 18,000 stock options, for a total of 48,000.
          On August 10, 2005, Francesca DiNota (“Ms. DiNota”) was elected Planet’s Chief Financial Officer (“CFO”) effective August 31, 2005. Ms. DiNota was granted 35,000 Incentive Stock Options and a base salary of $120,000 as compensation for her serving as CFO.
          On August 10, 2005, Edward A. Steube was elected the President/CEO of New ACP, a Delaware corporation, and a wholly owned subsidiary of Planet. Pursuant to a written employment agreement, Mr. Steube was granted 120,000 Incentive Stock Options, an annual base salary of $200,000 and potential bonus payments tied to New ACP profitability and sales goals as compensation for his serving as New ACP’s President. In August 2005, Mr. Steube was also elected a Director of the Company.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          On November 30, 2004, Planet acquired all of the assets of Allergy Free, LLC, which is the historical business described in this prospectus for approximately 1.7 million shares of Planet stock (after giving effect to the reverse stock split), a convertible note of $274,300, and assumption of debt. The transaction was completed pursuant to an Asset Purchase Agreement between Planet and Allergy Free, LLC. (“Agreement”) As a result of the acquisition, Allergy Free’s historical financial information is included in the consolidated financial results of Planet. Allergy Free, LLC, was and is controlled by Scott Glenn, who became Planet’s Chairman, President and CEO.
          On August 11, 2005, Planet completed the Agreement and Plan of Merger between Allergy Control Products, Inc. (“ACP”), and Jonathan T. Dawson, an individual and sole shareholder of ACP, and Planet. Immediately preceding the transaction there was no material relationship between ACP and Planet or any of its affiliates , or any director or officer of Planet, or any associate of any such director or officer. In connection with the Merger, Edward J. Steube, the President of ACP, was hired as President of New ACP, a wholly owned subsidiary of Planet. There are no arrangements or understanding between Mr. Steube and any other persons regarding how long Mr. Steube will continue to serve as a Director.

          During the period from November 30, 2004, through September 1, 2005, Planet has sold approximately 2.2 million shares to investors, approximately 1.6 million pursuant to subscription agreements and in reliance upon an exception from registration provided under Regulation D (886,000 of the shares were sold to a fund controlled by Scott Glenn) and 600,000 shares to Jonathan T. Dawson, the sole shareholder of ACP.
          Since January 1, 2004, the Company has issued and sold 7,500 shares in connection with the exercise of certain stock options by current and former directors of the Company.
          Mr. Freedus requested to be named a director and the Company agreed to appoint Mr. Freedus as a director based upon his and his family’s share holdings in Planet and the Company’s evaluation of Mr. Freedus’ background and qualification to serve as a director. There are no arrangements or understandings between Mr. Freedus and any other persons regarding how long Mr. Freedus will continue to serve as a director. Over the previous two (2) year period, there has been no transaction or proposed transaction between the Company and Mr. Freedus.
DESCRIPTION OF SECURITIES
          The authorized capital stock of Planet consists of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock.
Common Stock
          Each holder of record of common stock is entitled to one vote for each share held. With respect to the election of directors, shareholders may exercise cumulative voting rights, i.e., each shareholder entitled to vote for the election of directors may cast a total number of votes equal to the number of directors to be elected multiplied by the number of such shareholder shares, on an as converted basis, and may cast such total of votes for one or more candidates in such proportions as such shareholder chooses.
          Subject to preferences that may be applicable to any prior rights of holders of outstanding stock having prior rights as to dividends, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board from time to time may determine. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding stock having prior rights on such distributions and payment of other claims of creditors. Each outstanding share of common stock is duly and validly issued, fully paid and nonassessable.
Transfer Agent and Registrar
          The Transfer Agent and Registrar for the common stock is Transfer Online, located at 227 SW Pine St., Suite 300, Portland, Oregon 97204, www.transferonline.com.
SHARES ELIGIBLE FOR FUTURE SALE
          Sales of substantial amounts of our common stock in the public market, or the prospect of such sales by existing shareholders, could have a material adverse affect on the market price of our common stock. As of October 6, 2005, we had outstanding 3,986,368 shares of common stock. A large majority of our outstanding shares of common stock are being registered and offered pursuant to this Prospectus and therefore will be freely tradable, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

PLAN OF DISTRIBUTION
          The Selling Shareholders and any of their assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:
•	Ordinary brokerage transactions and transactions in which the broker-dealer for its account;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
          The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
          The Selling Shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, offer and sell the pledged shares.
          The Selling Shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.
          Broker-dealers engaged by the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) may be paid commissions or receive discounts in amounts to be negotiated. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
          Each Selling Shareholders shall be deemed to be an “underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
          We are required to pay all fees and expenses incident to the registration of the shares, but excluding brokerage commissions or underwriter discounts. We and the Selling Shareholders have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
          Planet’s Restated Articles of Incorporation include provisions to eliminate the personal liability of its directors to the fullest extent permitted by Section 204(a)(10) under the General Corporation Law of California. Planet’s Articles also include provisions that authorize Planet to indemnify its directors and officers to the fullest extent permitted by Sections 204 and 317 of the California Corporations Code. Planet’s Bylaws also provide Planet with the authority to indemnify its officers, employees and other agents as set forth in the Corporations Code. Such indemnification may be provided against expenses incurred or in connection with any suit to which an indemnified party is, or is threatened to be made, a party by reason of such party’s acting for or on behalf of Planet so long as the party acted in good faith and in a manner the party reasonably believed to be in the best interests of Planet, and with respect to any criminal action, the party had no reasonable cause to believe the party’s conduct was unlawful.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of Planet pursuant to the foregoing paragraphs, or otherwise, Planet has been advised that in the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS
General
          On November 30, 2004, Planet acquired the business of Allergy Free, LLC, and is now engaged in the business of designing, manufacturing, selling, and distributing common products for use by allergy sensitive persons, including, without limitation, air filters, bedding, room air cleaners, and related allergen avoidance products. Allergy Free acquired its business on or about November 3, 2000, when it acquired substantially all of the assets and business of Allergy Free, L.P., a Delaware limited partnership. The business strategy is primarily based upon the marketing and selling of a complete range of branded, allergen avoidance products directly to the consumer by telemarketing to its database of customers who have purchased the Allergy -Free® Electrostatic Filter. Promotion is executed primarily through direct telemarketing, supplemented with direct mail, radio, and Internet advertising. In addition, we will continue to pursue co-marketing opportunities with appropriate partners in order to increase consumer awareness and expand our customer base. We will market our products under the Allergy Free® trade name. In conjunction with these activities, Planet operates an e-commerce website for the sale of Allergy-Free® products at www.800allergy.com.
          The allergy avoidance product industry provides products and information that help people suffering from allergies or asthma to reduce the level of exposure to allergens in their environment. Market categories include; air filtration products, mold and mildew products, and products to avoid exposure to dust mites and other allergens. Market distribution channels include;: direct to consumer sales, physician directed sales, the Internet, and retail. Competitors include National Allergy Supply, Mission Allergy, Allergy Buyers Club, 3M and Sharper Image.
          On August 11, 2005, Planet completed the merger with Allergy Control Products, Inc. (“ACP”). ACP merged into a wholly owned subsidiary of Planet (“New ACP”). The subsidiary will continue to use the name “Allergy Control Products.” Effective August 11, 2005, Planet assigned all of the Allergy-Free® assets to its wholly owned subsidiary New ACP.
          With the Merger, Planet has added to its stable of allergen control products, and has incorporated ACP’s core business strategy to supply a complete range of high quality products to physician’s patients who are allergy sufferers, as well as to previous customers. Promotion is executed through (a) distribution of catalogs to physicians’ offices, for subsequent re-distribution to patients, (b) distribution of catalogs directly to previous customers and (c) selective e-commerce marketing initiatives. Customer transactions are primarily handled through ACP’s in-bound call center and its website. In addition to this core business strategy, ACP also sells selective products on a wholesale basis to domestic retailers as well as to international distributors.
          Products include ACP’s own Allergy Control® branded bedding products, which are effective barriers to the transmission of dust mite allergen and pet dander. ACP also markets other bedding products, carpet cleaning and laundry products, vacuums, air cleaners and air filters, sinus and breathing aids, respiratory products, dehumidifiers, mold prevention and house cleaning products, pet allergy products and certain allergy-related skin and hair care products.
          Market distribution channels (non-wholesale) for allergen avoidance products include: physician-directed sales, direct to consumer sales, the Internet and retail. In the physician-directed sales segment, ACP’s primary competitors are National Allergy Supply, Asthma and Allergies Technology, Allergy Solutions and Mission Allergy.
Products and Technologies
          There are over 40 million allergy sufferers in the US alone. The American College of Allergy and Immunology recommends avoidance as the first line of treatment. Allergy Free contracts for the manufacture and distributes products to address three main allergen areas where avoidance products can provide reduced exposure. The categories are Air Filtration, Dust Mite/Dander avoidance, and Mold concerns.
Air Filtration Product Category: According to the EPA the air inside houses is 3-5 times more polluted than outdoor air so providing products to clean the air inside the home is critical to any allergy management plan. Allergy Free air filters greatly reduce the amount of airborne contaminants. Planet currently markets three types of filters for forced heating and cooling systems along with vent filtration kits and HEPA room air cleaners.
     •    The Aller-Pure® Gold Filter is a permanent electrostatic washable filter. The filter is very efficient in removing particles at the 1-10 micron level. The filter is pleated and offers 2.5 times the filtering surface area of a flat filter while providing a low resistance that optimizes airflow. We offer 45 standard sizes and also manufacture custom filters to meet almost any customer need. The filters have a ten-year warranty.
     •    The newest Allergy Free filter marketed is the Aller-Pure® MAX- (Micro-Allergen Xtractor) is the newest filter offered by the Company. The Aller-Pure MAX is rated at the highest level for residential filters. It is a pleated filter with actively electrostatic charged media. The disposable filter’s life is 2-3 months and is sold in packages of 4 filters. Currently we offer this filter in 11 standard sizes.

     •    We provide the Aller-Pure® Flex filters for free-standing air conditioning units and other types of heating and cooling systems often found in recreational vehicles. The flex filter is comprised of 3 layers and sewn with a trim. These filters are washable and have a three-year warranty.
     •    Consumers filter the loose dust from their air ducts using Allergy-Free® Vent Filtration Kits. The vent kits are sold in one month and six week supplies. Consumers are instructed to change the vent filters when dirty and replace with new product.
     •    Allergy Free® Filter Cleaner - Used to clean the Aller-Pure® Gold and Aller-Pure® Flex filters.
     •    Allergy Free® HEPA room air cleaners are available in five different configurations to meet an individual’s needs. These freestanding units are often used when the forced heating and cooling system is not in use and/or when an individual does not have a forced air system.
     These products reduce the amount of airborne contaminants and dust in the air. The products are designed for specific customer requirements that vary based on room size, number of rooms in the house and type of heating and/or cooling system installed. Many customers will purchase and use a furnace filter, vent filtration kit, and a freestanding HEPA room air cleaner.
Dust Mite/Dander, Dust and Dust Mite Product Category: Microscopic bugs called dust mites produce potent allergens that thrive in places such as beds, upholstered furniture, and carpets. Approximately 45% of all allergy sufferers are allergic to dust mites. The Company provides a complete line of products that reduce the allergy sufferers’ exposure. Using a variety of the mite reducing products is recommended to achieve maximum relief. Customer testimonials report fewer headaches and less congestion once they have implemented a dust mite removal strategy.
•	Allergy Free® Pristine Bed and Pillow Encasings and Hypoallergenic Pillows: The Pristine® line of encasings offered by Planet is the first choice in hypo-allergenic protective bed covers to protect household members from dust mite allergens while sleeping. The Pristine® line is highly recommended by allergy physicians.

•	Anti-Allergen Products for laundry and upholstery: We offer products in this category from Whirlpool, Alkaline products and Ecology Works.

•	Carpet Treatments: Planet markets Capture® Carpet Cleaner, Dust Mite Control and X-Mite carpet treatments. All of these products work by either killing the dust mites or denaturing the protein rendering it to a non-allergenic state.

•	Electrostatic Mops and Dusters: These mops utilize an electrostatic cloth for maximum efficiency without the use of harsh chemicals that also can be harmful to the allergy patient.

•	Dander Reducing Treatments: The Allerpet solutions are rubbed directly on to the animal and reduce the amount of pet dander.
          Mold Concerns Product Category: Excess mold in the environment can cause severe headaches and congestion. Allergy Free distributes a full line of products to keep the home environment to an optimum humidity level. The Damp Check Domes are used in closets and cupboards; the Allersearch AllerMold is a product used in showers and tubs. We also recommend and sell mold-free shower curtains and mats.
          New ACP offers the following allergen barrier bedding products under its own Allergy Control® brand. All of these products are contract manufactured to New ACP’s specifications for optimal quality and reliability.
          • Encasings: New ACP offers three encasing product lines, each with distinct levels of allergen barrier effectiveness, comfort, durability and price. It’s Pristine® Complete and Pristine® Relief encasings use micro-fiber fabrics. New ACP’s Economy encasings use laminated fabrics.
          • Blankets: New ACP offers Snuggable® blankets, which are made from a top quality 300-weight Polartec® fleece, which has a high level of softness and warmth without extra weight. Allergy sufferers benefit from their use specifically because the blankets hold up exceptionally well through repeated hot water washing, which is the recommended process to eliminate allergens.

          • Comforters: As with it’s Pristine® Complete encasings, New ACP’s comforters are manufactured with the most advanced Pristine® encasing fabric. It delivers complete dust mite and pet allergen protection, is luxuriously soft and breathable like fine cotton linens and also includes an anti-microbial treatment. The comforters are available in both light and heavier weights.
          • Pillows: New ACP offers two Allergy Control®l Pristine® Deluxe pillow styles — a contour neck style and a gusseted style. As in the case of New ACP’s branded comforters, allergy sufferers who use these branded pillows do not require encasings, since the product itself is manufactured with highly effective and comfortable allergen barrier fabric.
          In addition to Allergy Control® branded bedding products, New ACP offers a comprehensive list of other products for allergy sufferers. The following includes some of the important brand offerings per category in New ACP’s current product mix:
          • Bedding: Comforel® mattress cushions, Wamsutta® sheets and pillowcases.
          • Carpets and Laundry: Allersearch®, Capture®, DustMite®, Bissell® and De-mite® branded products.
          • Vacuums: A variety of Miele® vacuums, at differing price points.
          • Air Cleaners: Austin Air®, Blueair®, Honeywell® and Whirlpool® brands.
          • Air Filters: 3M®, Allergy Pro® and Allergy Zone® brands.
          • Respiratory (Nebulizers and Compressors): Omron® and Pari® brands.
Product Registrations
          Planet does not directly manufacture any product requiring EPA or FDA registration. We sell products that are registered by their manufacturers.
Licensed Technology and Intellectual Property
          Planet licenses technology associated with the production of its Aller-Pure Gold Permanent Electrostatic Filter. The licensing agreement is with Rick L. Chapman exclusively for Allergy Free. Patent number 6,056,809. Permanent Air Filter and Method of Manufacture. Specifically a washable air filter for filtering inlet air to a heating and/or air conditioning system comprising an assembly formed of: a deformable, non-electrostatic pad of a high-loft, air laid, resin bonded polymeric fibers, 2 layers of mesh along with 2 layers of expanded steel glue in an aluminum frame. The licensing agreement is for a term of 10 years or the life of the patent or for the period of time in which Planet actively sells the Aller-Pure Gold Permanent filter. The agreement offers a royalty of 1.65% based on net filter sales and is paid monthly. The original agreement was dated January 1, 1997.
Research and Development
          Planet is not actively developing new products, although the Company has historically worked with consultants, filter-testing labs, media manufactures and filter manufacturers to develop new enhanced filters, and various third parties to develop new bedding products and product line extensions.
Government Requirements
          Planet’s sales practices are regulated at both the federal and state level. The Telephone Consumer Protection Act (the “TCPA”), which was enacted in 1991, authorized and directed the Federal Communications Commission (the “FCC”) to enact rules to regulate the telemarketing industry. In December 1992, the FCC enacted rules, which place restrictions on the methods and timing of telemarketing sales calls.
          On July 3, 2003, the FCC issued a Report and Order setting forth amended rules and regulations implementing the TCPA. The rules, with a few exceptions, became effective August 25, 2003. These rules included: (1) restrictions on calls made by automatic dialing and announcing devices; (2) limitations on the use of predictive dialers for outbound calls; (3) institution of a national “do-not-call” registry in conjunction with the Federal Trade Commission (the “FTC”); (4) guidelines on maintaining an internal “do-not-call” list and honoring “do-not-call” requests; and (5) requirements for transmitting caller identification information. The “do-not-call” restrictions took effect October 1, 2003. The caller identification requirements became effective January 29, 2004. The FCC also included rules restricting facsimile advertisements. These rules became effective January 1, 2005.

          The Federal Telemarketing Consumer Fraud and Abuse Act of 1994 authorizes the FTC to issue regulations designed to prevent deceptive and abusive telemarketing acts and practices. The FTC issued its Telemarketing Sales Rule (the “TSR”), which went into effect in January 1996. The TSR applies to most direct teleservices telemarketing calls and certain operator teleservices telemarketing calls and generally prohibits a variety of deceptive, unfair or abusive practices in telemarketing sales.
          The FTC amended the TSR in January 2003. The majority of the amendments became effective March 31, 2003. The changes that were adopted that could adversely affect Planet include, but are not limited to: (1) subjecting a portion of our calls to additional disclosure requirements from which such calls were previously exempt: (2) prohibiting the disclosure or receipt, for consideration, of unencrypted consumer account numbers for use in telemarketing; (3) additional disclosure statements relating to certain products and services; (4) additional authorization requirements for payment methods that do not have consumer protections comparable to those available under the Electronic Funds Transfer Act (“EFTA”) or the truth in Lending Act; and (5) institution of a national “do-not-call” registry. The “do-not-call” restrictions became effective October 1, 2003. Planet believes it is in compliance with the amendments.
          The amendments to the TSR in 2003 may have a material impact on both Planet’s revenue and profitability. The addition of a national “do-not-call” list to the growing number of states that already have “do-not-call” lists has reduced the number of households that the Company may call. Approximately seventy-percent (70%) of Planet’s historical customers have placed their names on the national “do-not-call” list.
          In addition to the federal legislation and regulations, there are numerous state statutes and regulations governing telemarketing activities, which do or may apply to us. For example, some states also place restrictions on the methods and timing of telemarketing calls and require that certain mandatory disclosures be made during the course of a telemarketing call. Some states also require that telemarketers register in the state before conducting telemarketing business in the state.
          We specifically train our telemarketing representatives to handle calls in an approved manner and believe we comply in all material respects with all federal and state telemarketing regulations. There can be no assurance, however, that Planet would not be subject to regulatory challenge for a violation of federal or state law.
          Annual fees for federal registrations were $7,300 for 2004 and proposed fees for 2005 are approximately $11,000. In addition, Planet anticipates spending an additional approximately $5,000-$8,000 on state fees in 2005.
Customers of Planet
          The typical customer for Allergy Free® products is the residential consumer. In excess of one million customers in this category have purchased the Company products. Additionally, but on a very limited basis, we sell products to physicians offices as well as HVAC service and duct cleaning businesses.
          The Primary customer for the Company’s Allergy-Control® products is the customer who is an allergy sufferer. In addition, a limited number of domestic retailers purchase ACP’s products for resale to the public. A limited number of international distributors also purchase certain products for resale to various parties located within their respective countries and/or market territories.
          In selling the Allergy-Control® products, physician offices are an important intermediary between the Company and the Consumer. The Company receives customer orders from patients of more than 5,000 identified physicians. The Company has no distribution agreements with its referring physicians.
Suppliers of Planet
          Planet acquires its products from a variety of manufacturers. The primary suppliers of the Company products include:
American Metal Filter Company (Permanent Electrostatic Filters)
Lifetime Filter Manufacturing, LLC (Disposable Filters)
J. Lamb (Bedding Encasings)
Austin Company (Room Air Cleaners)
Precision Fabrics Group (Micro-Woven Allergen Barrier Fabric)
Shawmut Mills (Laminated Allergen Barrier Fabric)

Sales and Marketing
          We employ staff to perform and manage sales and marketing functions. Outside resources are hired on an as-needed basis to augment the internal effort. Currently Planet actively markets on the Internet, through catalog sales, and inbound and outbound telemarketing.
Employees
          As of September 30, 2005, Planet employed 6 full-time and 2 part-time employees at its San Diego facility and 30 full-time and 7 part-time employees at its Connecticut facility. The Company also uses periodic temporary labor, as needed.
Properties
          The Planet office is located in approximately 5,400 square feet of leased office space in San Diego, California, subject to a sublease. The monthly rental payment is $6,513 triple net.
          The executive offices and warehouse in Connecticut are located in approximately 13,317 square feet of leased space at 96 Danbury Road, Ridgefield, CT 06877, subject to a lease, which terminates September 30, 2007, at a monthly rental amount of $14,288. The Company leases additional warehouse space in Connecticut as needed from time to time.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          Since our combination with Allergy Free was accounted for as a recapitalization of Allergy Free, our management’s discussion and analysis is based upon the financial condition and results of operation of Allergy Free for the years ended December 31, 2003, and 2002 and the years ended December 31, 2004, and 2003, and the 6-month period ended June 30, 2005. Our management’s discussion and analysis of financial condition and results of operations contain forward-looking statements, which involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the section entitled “Risk Factors” of this Prospectus.
Overview
          The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Planet evaluates its estimates and judgments on an on-going basis. Planet bases its estimates on historical experience and on assumptions that it believes to be reasonable under the circumstances. Planet’s experience and assumptions form the basis for its judgments about the carrying value of its assets and liabilities that are not readily apparent from other sources. Actual results may vary from what Planet anticipates and different assumptions or estimates about the future could change Planet’s reported results. Planet believes the following accounting policies are the most critical to Planet, in that they are important to the portrayal of its financial statements and they require Planet’s most difficult, subjective or complex judgments in the preparation of its financial statements:
          Planet Technologies, Inc. (“Planet” or the “Company”) formerly known as Planet Polymer Technologies, Inc. (“Planet Polymer”) was incorporated in August, 1991, in the State of California and, since November 30, 2004, is engaged in the business of designing, manufacturing, selling and distributing common products for use by allergy sensitive persons, including, without limitation, air filters, bedding, room air cleaners, and related allergen avoidance products. The business strategy is primarily based upon promotion of products directly to the consumer by telemarketing to the Company’s database of customers who have purchased the Allergy Free Electrostatic Filter.
          Planet has an accumulated deficit as of June 30, 2005 of $4,171,730.

Revenue Recognition
          Planet recognizes revenue on its products when the product is shipped. Planet accrues a provision for estimated returns concurrent with revenue recognition. In addition, a provision for potential warranty claims is provided for at the time of sale, based upon warranty terms and the Company’s prior experience.
Allowances for Doubtful Accounts
          Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable, and actual write-off history. Allowances are also maintained for future sales returns and allowances based on an analysis of recent trends of product returns.
Impairment of Long-Lived Assets
          In assessing the recoverability of its long-lived assets, Planet must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, Planet may be required to record impairment charges for these assets.
Statements of Operations Data
The following tables set forth certain items in Planet’s Statement of Operations for the periods indicated.
Years Ended December 31, 2004 and 2003

	2004	2003	Change	%
Sales	$1,180,382	$2,258,213	$(1,077,831)	(47.7)
Cost of Sales	407,811	730,801	(322,990)	(44.2)
Gross Profit	772,571	1,527,412	(754,841)	(49.4)
Operating Expenses	1,286,684	1,874,398	(587,714)	(31.4)
Loss from Operations	(514,113)	(346,986)	167,127	48.2
Other Income (Expense)	(259,445)	(227,149)	32,296	14.2
Net Loss	(773,558)	(574,135)	199,423	34.7
          Planet’s net sales decreased 47.7% from $2,258,213 for the twelve months ended December 31, 2003, to $1,180,382 for the twelve months ended December 31, 2004. This decrease was due to several factors. First, sales in 2003 were impacted positively both from the effects of radio advertising in late 2002 and early 2003 and from having two active sales locations, with two active telemarketing staffs. For most of 2004, the Company’s San Diego location was the only telemarketing group in operation. Sales in 2004 were negatively impacted by the Do Not Call (“DNC”) legislation which went into effect during the fourth quarter of 2003. Due to DNC requirements, the company was unable to telemarket its products to a segment of its existing customers.
          Cost of Sales decreased 44.2% from $730,801 for the twelve months ended December 31, 2003, to $407,811 for the twelve months ended December 31, 2004, due mainly to the associated decrease in sales revenue (units sold) and a small shift in product mix and higher distribution costs. Overall gross profit, as a percentage of sales, totaled 65.5% for the twelve months ended December 31, 2004, and 67.6% for the twelve months ended December 31, 2003. This change is due to a shift in product mix in the first quarter of 2004 and higher distribution and other costs resulting from the relocation to San Diego. This product mix shift was primarily due to an emphasis in the first quarter of 2004 on the sale of room air cleaners and up-selling across the Company’s product line. The Company expects its profit margin to be impacted in the future by higher distribution costs as compared to 2004 and 2003.
          Selling and general and administrative expenses decreased by 31.4% from $1,874,398 for the twelve months ended December 31, 2003, to $1,286,684 for the twelve months ended December 31, 2004. Of the $587,714 decrease, approximately $239,000 was attributable to discontinuing the national radio advertising campaign and the remainder of the decrease was related to decreased headcount and facility expenses with only one location active for most of 2004.
          The Other Income (Expense) category includes interest expense of $197,673 and other expenses of $62,671 for the twelve months ended December 31, 2004. While interest expense was up slightly ($8,211) over the prior year, other expenses increased $22,934, or 57.7% over the twelve months ended December 31, 2003. This difference was due mainly to moving costs associated with closing and moving the Company’s Houston operations to San Diego during the first quarter of 2004.

Years Ended December 31, 2003 and 2002

	Dec 31, 2003	Dec 31, 2002	Change	%
Sales	$2,258,213	$3,787,164	($1,528,951)	(40.4%)
Cost of Sales	730,801	1,211,128	(480,327)	(39.7%)
Gross Profit	1,527,412	2,576,036	(1,048,624)	(40.7%)
Operating Expenses	1,874,398	2,860,129	(985,731)	(34.5%)
Loss from Operations	(346,986)	(284,093)	62,893	(22.1%)
Other Income (Expense)	(227,149)	(245,449)	(18,300)	(7.5%)
Net Loss	(574,135)	(529,542)	44,593	8.4%
          Net sales decreased 40.4% from $3,787,164 for the year ended December 31, 2002 to $2,258,213 for the year ended December 31, 2003. This decrease was due to the decision to discontinue the national radio advertising campaign in April 2003.
          Cost of sales decreased 39.7% from $1,211,128 for the year ended December 31, 2002 to $730,801 for the year ended December 31, 2003, due to the associated decrease in sales revenue (units sold). Overall gross profits, as a percentage of sales, was relatively constant for the years ended 2003 and 2002, at 67,6% and 68.0%, respectively. This slight decrease year over year was due to the relatively consistent product mix during the two years.
          Selling and general and administrative expenses decreased by 35.2% from $2,904,389 for the year ended December 31, 2002 to $1,874,398 for the year ended December 31, 2003. Of this $1,029,991 decrease, $939,000 was due to discontinuing the national radio advertising campaign and $15,259 due to a reduction in lease expense in Houston, where the Company down-sized into a smaller portion of the existing space.
          The Other Income (Expense) category mainly includes interest expense which totaled $189,462 for the year ended December 31, 2003, an increase of $28,019 or 17.4% over the prior year due to higher outstanding borrowings during the 2003 calendar year.
The following tables set forth certain items in ACP’s statements of Operations for the periods indicated.
Years Ended December 31, 2004 and 2003

	2004	2003	Change	%
Sales	$7,714,653	$8,266,863	$(552,210)	(6.7)%
Cost of Sales	$4,581,795	$5,232,904	$(651,109)	(12.4)%
Gross Profit	$3,132,858	$3,033,959	$98,899	3.3%
Operating Expenses	$3,439,875	$3,772,358	$(332,483)	(8.8)%
Loss from Operations	$(307,017)	$(738,399)	$(431,382)	(58.4)%
Other Income (Expense)	$(10,916)	$(25,742)	$(14,826)	(57.6)%
Net Loss	$(317,933)	$(764,141)	$(446,208)	(58.4)%
     Net Sales decreased 6.7% from $8,266,863 for the twelve months ended December 31, 2003, to $7,714,653 for the twelve months ended December 31, 2004. This was primarily due to a decline in sales to international distributors, which was caused by several factors. First, the European economies were relatively weak, particularly in Germany which is the market served by ACP’s largest international distributor. Second, competition and insurance reimbursement systems generally continued to put pressure on pricing for allergen barrier bedding products. And third, newly introduced consumer product testing programs in Germany temporarily put ACP’s products at a competitive disadvantage.

     Gross Profit increased 3.3% from $3,033,959 for the twelve months ended December 31, 2003, to $3,132,858 for the twelve months ended December 31, 2004. The net impact of price increases and order discounts implemented during the year contributed to gross margin improvement on catalog and web site customer purchases. Primary raw material cost reductions lowered the cost of goods sold on manufactured bedding products. And overall margins benefited from the fact that lower margin international sales accounted for a smaller percentage of total sales.
     Selling and General and Administrative Expenses decreased 8.8% from $3,772,358 for the twelve months ended December 31, 2003 to $3,439,875 for the twelve months ended December 31, 2004. Selling Expense declined $132,786, or 12.2%. In 2003, ACP implemented an aggressive new physician marketing program, which included substantial catalog re-design expense, as well as increased catalog distribution to prospective referring physicians. In 2004, the company re-focused physician marketing on referring physicians, resulting in reduced catalog distribution expense. General and Administrative Expense declined $199,697, or 7.4%. Of note was lower expense associated with computer leasing, due to completion of the original lease period on the company’s integrated operating system installed in 2001.
Result of Operations
          The net loss for the six months ended June 30, 2005, was $469,034 compared to a net loss of $442,312 for the six-month period ended June 30, 2004. The Company’s revenues decreased by $278,177, from $720,438 for the six months ended June 30, 2004, to $442,261 for the same period in 2005. This decrease was due to several factors. First, in 2004, for a portion of the first quarter, there were two telemarketing sales locations actively contacting customers, while in 2005 the San Diego location is the only telemarketing facility. This change accounts for approximately $100,000 of the shortfall. Second, as noted in the second quarter explanation above, the Company continues to experience the effects of the Do Not Call legislation, which went into effect during the fourth quarter of 2003, and affects the ability of the Company’s outbound telemarketers to sell to existing customers. For the six months ended June 20, 2005, $286,000 of shortfall is related to outbound sales, as compared to the same period in 2004. As an alternative, the Company has been exploring direct to consumer mail campaigns, which markets products to existing customers via the mail. Direct mail campaigns were initiated during the first quarter of 2005, and revenues for the six months ended June 30, 2005 totaled $69,000. As noted in the second quarter results, the Company is planning to aggressively telemarket and direct mail the new customers it gains access to via acquistion. Sales during the period were also impacted by a backorder of disposable filters, which totaled approximately $21,000. The backorder situation has been resolved, and the disposable filters are due to ship during the first month of the third quarter
          Cost of revenues decreased to $161,087 for the six months ended June 30, 2005, from $251,895 for the same period in 2004, reflecting the decrease in revenues. Overall gross margin, as a percentage of sales, decreased period over period from 65.0% or $468,543 for the six months ended June 30, 2004 to 63.6% or $281,174 for the six months ended June 30, 2005. This decrease in gross margin is due primarily to product mix, as the Company’s direct mail sales campaigns in the second quarter stimulated sales of the Company’s disposable filter, a product with a lower profit margin than the permanent filter, which usually accounts for a more significant portion of the Company’s sales. Disposable filter sales accounted for 22.1% and 5.9% of total sales for the six months ended June 30, 2005 and 2004, respectively.
          Total operating expenses decreased period over period, totaling $737,929 for the six months ended June 30, 2005, and $798,920 for the same period in 2004. Of the $60,991 decrease, $48,859 was in general and administrative expenses, due mainly to moving expenses which were incurred in the first quarter of 2004, which did not recur in 2005. Duplicate facility expenses were also eliminated in 2005. Some of these decreases were offset by increases in legal and accounting fees related to public filings and audit work.
          Other expenses decreased $99,656, from $111,935 for the six months ended June 30, 2004, to $12,279 for the same period in 2005. Of this decrease, $95,415 is due to a reduction of interest expense related to former shareholder debt that was converted to stock when the Company was purchased in November 2004.
Liquidity And Capital Resources
          Planet cash and cash equivalents totaled $374,923 at December 31, 2004, compared to $128,005 at December 31, 2003. Although the Company used cash totaling $435,833 in its operations during 2004, an advance from a related party of $120,000 and proceeds from investors notes payable of $142,000 offset some of the cash used in operations. Payments totaling $226,612 were made to pay principal portions of notes payable during the year. During the fourth quarter of 2004, shares were sold to investors through a private placement offering which provided operating capital of approximately $645,000 to pay expenses incurred in the combination of Allergy Free and Planet Polymer and provide further support for sales and marketing efforts. The Company intends to continue its Private Placement Offering for an additional 90 days or more in an effort to provide more working capital and consider acquisition opportunities. No assurance can be given that the Company will be able to obtain such financing or internally generate cash flows, which may impact the Company’s ability to continue as a going concern.
          Inventories at December 31, 2004 decreased $65,128 or 77.4% to $19,012 compared to $84,140 at December 31, 2003. This decrease continues the trend started in 2003, that as sales and customer demand slipped during the year, inventory levels dropped as well, as management adjusted ordering levels to meet demand.
          ACP cash totaled $78,107 at December 31, 2004, compared to $165,714 at December 31, 2003. Net cash used by operating activities was $25,966 during 2004. During the fourth quarter of 2004, ACP made a payment of short-term borrowings totaling $250,000. Of this amount, $50,000 was provided out of ACP’s working capital and $200,000 was provided out of proceeds of borrowings from the stockholder.
          Inventories at December 31, 2004 decreased by a net amount of $104,712 or 14.5% to $616,471 compared to $721,183 at December 31, 2003. The net inventory decrease reflects management’s adjustment of ordering levels to increase inventory turn rates during the year.
          As indicated in the financial statements of ACP included as Exhibit A to this proxy, ACP has incurred losses of $317,933 and $764,141 during the years ended December 31, 2004 and 2003, respectively, resulting in an accumulated deficit of $9,473,103 and stockholders’ deficit of $4,848,103 at December 31, 2004. In addition, at December 31, 2004, current liabilities exceeded current assets by $4,997,500.
          Planet cash and cash equivalents totaled $139,937 at June 30, 2005. Although the Company used cash totaling $565,912 for its operations during the six-month period, the Company also repaid $100,000 of advances from a related party and paid principal payments totaling $66,315 on notes payable. During the period, shares were sold to investors through a private placement offering that was originally initiated during the fourth quarter of 2004. Proceeds related to stock sales totaled $530,000 for the six months ended June 30, 2005. The Company intends to continue its Private Placement Offering for another 30 days or more in an effort to provide more working capital and for acquisition opportunities.
          Inventory levels decreased $7,091 during the six-month period, and the Company paid down routine accounts payable and accrued expenses. The Company has also incurred and capitalized expenses totaling $32,759 through June 30, 2005, related to its efforts to acquire Allergy Control Products, Inc.
          Since June 30, 2005, the Company completed a private placement of approximately 820,000 shares raising approximately $2.05 million and completed the merger with ACP. We anticipate that our existing resources combined with revenues will enable us to maintain our current and planned operations through the next twelve months.
          The Company’s historic losses among other factors, raise substantial doubt as to the Company’s ability to continue as a going concern. Management believes that additional outside financing or a merger with a synergistic partner would be beneficial in alleviating this going concern problem. However, it cannot assure that sufficient financing on acceptable terms will be available. With the merger of ACP and Planet, the combined Company will strive to grow its operations, combine those operations into ACP’s Ridgefield, Connecticut facility and develop new markets for Planet’s and ACP’s products. These combined efforts are intended to create a profitable Company with increased liquidity and capital resources to grow the business and remain a going concern. If the Company cannot successfully integrate the two businesses and obtain sufficient financing, the Company may not realize the expected benefits of the merger and eliminate going concern issue for the Company.

THE COMPANY’S UNAUDITED PRO FORMA FINANCIAL INFORMATION
          The Unaudited Pro Forma Condensed Balance Sheet combines the historical balance sheet of ACP and the historical balance sheet of Planet, giving effect to the Merger as if it had been consummated on June 30, 2005. The Unaudited Pro Forma Condensed Statements of Operations for the year ended December 31, 2004, and six months ended June 30, 2005, combine the historical statements of operations of Planet and ACP giving effect to the Merger as if it had been consummated on January 1, 2004.
You should read this information in conjunction with:
•	accompanying notes to the Unaudited Pro Forma condensed Combined Financial Statements;

•	separate historical financial statements of ACP as of and for the years ended December 31, 2004, and 2003, included as an Exhibit to this document;

•	separate historical financial statements of Planet as of and for the years ended December 31, 2004, and 2003, included as an Exhibit to this document.

•	Separate historical condensed financial statements of ACP as of and for the six months ended June 30, 2005, included as an Exhibit to this document; and

•	Separate historical condensed financial statements of Planet as of and for the six months ended June 30, 2005, included as an Exhibit to this document.
We present the unaudited pro forma condensed financial information for informational purposes only. The pro forma information is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Merger on June 30, 2005, or January 1, 2004. In addition, the unaudited pro forma condensed combined financial information does not purport to project future financial position or operating results of the combined company.

THE COMPANY’S UNAUDITED PRO FORMA FINANCIAL INFORMATION AS OF JUNE 30, 2005
PLANET TECHNOLOGIES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2005

	Planet	Allergy	Pro Forma
	Technologies	Control	Adjustments		Pro Forma
	Inc.	Products, Inc.	Dr (Cr)		Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$139,937	$64,013	$1,500,000	b	$203,950
			(1,500,000)	c
Accounts receivable, less allowance for doubtful accounts of $5,500	160	165,587			165,747
Inventories	11,921	639,741			651,662
Other current assets	59,305	150,261			209,566

Total current assets	211,323	1,019,602	—		1,230,925
Property, planet and equipment, net	69,288	141,385			210,673
Other assets	—	—
Goodwill			2,545,039	d	2,545,039

Totals	$280,611	$1,160,987	$2,545,039		$3,986,637

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIENCY)

Current Liabilities:
Current portion of convertible notes payable to shareholder	$138,215	$4,850,000	$4,850,000	c	$138,215
Advance from related party	85,000	—			85,000
Accounts payable	109,903	696,746	(100,000)	d	906,649
Accounts payable, related party	—	—			—
Accrued expenses	339,769	186,264			526,033
Current portion of long-term debt	—	3,833			3,833
Current portion of obligation under capital lease	—	3,799			3,799
Interest payable	2,931	—			2,931

Total current liabilities	675,818	5,740,642	4,750,000		1,666,460

Convertible notes payable to shareholder net of current portion	48,227	—			48,227
Long-term debt, net of current portion	—	13,427			13,427
Obligations under capital lease, net of current portion
Total liabilities	—	1,957			1,957

	724,045	5,756,026	4,750,000		1,730,071

Shareholders’ equity (deficiency):
Preferred stock		—
Series A convertible preferred stock		—
Common stock	3,728,296	4,000,000	(1,500,000)	b	6,428,296
			4,000,000	d
			(1,200,000)	d
Contributed capital	—	1,018,873	(500,000)	a
			(3,350,000)	c
			4,868,873	d
Accumulated deficit	(4,171,730)	(9,613,912)	500,000	a	(4,171,730)
			(10,113,912)	d

Total shareholder’s equity (deficiency)	(443,434)	(4,595,039)	(7,295,039)		2,256,566

Totals	$280,611	$1,160,987	$(2,545,039)		$3,986,637

(1)	DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION
On March 7, 2005, Planet Technologies, Inc. (“Planet”) and Allergy Control Products, Inc. (“ACP”) entered into an Agreement and Plan of Merger (“Agreement”) pursuant to which ACP merged with and become a subsidiary of Planet and for which Planet issued and delivered to the sole-shareholder of ACP approximately 600,000 shares of Planet common stock (or 300 shares of Planet common stock for each one share of ACP common stock outstanding). As a result, after the closing of the Agreement, the sole-shareholder of ACP owns approximately 15% of the voting shares of Planet. As a condition to and simultaneously with, the effective time of the Merger, Planet caused to be paid to Jonathan T. Dawson the sum of $1,500,000 cash in full payment of all indebtedness of ACP to Mr. Dawson its sole-shareholder.
Due to the nature of the transaction, the business combination will be accounted for under the purchase accounting method, with Planet as the accounting acquirer, as defined by SFAS 141 “Business Combinations.” In accordance with paragraph 35 of SFAS 141, Planet will allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. In accordance with paragraph 22 of SFAS 141 and EITF Consensus 95-19, the value of the shares of Planet’s common stock issued totaling $1,200,000 is based on the average market price of $2.00 over a reasonable period of time before and after the two companies have reached agreement on the purchase price and the proposed transaction is announced. All of the acquired assets and liabilities assumed have been identified in the proforma statements above. In addition, there are no intangible assets identified at this time that meet the recognition criteria in paragraph 39 of SFAS 141, regardless of whether they had been recorded in the financial statements of the acquired entity. For purposes of this pro forma financial presentation, it is assumed that the fair value of the assets and liabilities of ACP is equal to the respective carrying values based on the current nature of the items involved as well as the overall respective dollar amounts. A final allocation of the purchase price will be made that may result in a change from the amounts shown above.
(2)	PRO FORMA ADJUSTMENTS
a To record the ACP’s sole-stockholder cash contribution of $500,000 to capital prior to closing for termination benefits for one of the officers of ACP.
b To record proceeds from the private placement of 600,000 shares of Planet’s common stock at $2.50 per share to complete the merger.
c To record the cash payment of $1,500,000 for the complete settlement of all indebtedness to ACP’s sole-shareholder.
d To eliminate ACP’s (the acquired company) historical shareholders’ equity (deficiency) accounts and to record the issuance of 600,000 shares of Planet common stock for the remaining net assets of ACP. The aggregate cost of the transaction is $2,700,000 comprised of a cash payment of $1,500,000 and issuance of stock valued at $1,200,000. The assets and liabilities of ACP had carrying values equal to fair value. The amount of assets acquired net of liabilities assumed totaled $254,961. The costs of completing the transaction are estimated to total approximately $100,000. The aggregate cost of the transaction in excess of the fair value of the net assets acquired is $2,545,039 which will be recorded as goodwill. At the closing of the transaction, other intangible assets may be identified that will result in a reduction of the amount of the purchase price attributed to goodwill.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the six months ended June 30, 2005

	Planet	Allergy Control	Pro Forma	Pro Forma
	Technologies, Inc.	Products, Inc.	Adjustments Dr (Cr)	Consolidated
Net sales	$442,261	$3,920,898		$4,363,159
Cost of sales	161,087	2,327,569		2,488,656

Gross Profit	281,174	1,593,329	—	1,874,503

Operating Expenses:
Selling	327,918	392,894		720,812
General and administrative	410,011	1,341,629		1,751,640

Total operating expenses	737,929	1,734,523	—	2,472,452

Loss from operations	(456,755)	(141,194)	—	(597,949)

Other income (expense), net	(12,279)	385		(11,894)

Net loss	$(469,034)	$(140,809)	—	$(609,843)

Net loss per share basic and diluted	$(0.21)			$(0.22)

Weighted average shares outstanding — basic and diluted	2,187,334			2,787,334

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the twelve months ended December 31, 2004

	Planet	Allergy Control	Pro Forma	Pro Forma
	Technologies, Inc.	Products, Inc.	Adjustments	Consolidated
Net sales	$1,180,382	$7,714,653		$8,895,035
Cost of sales	407,811	4,581,795		4,989,606

Gross Profit	772,571	3,132,858	—	3,905,429

Operating Expenses:
Selling	597,575	947,792		1,545,367
General and administrtive	689,109	2,492,083		3,181,192

Total operating expenses	1,286,684	3,439,875	—	4,729,559

Loss from operations	(514,113)	(307,017)	—	(821,130)

Other income (expense), net	259,445	10,916		270,361

Net loss	$(773,558)	$(317,933)	$—	$(1,091,491)

Net loss per share basic and diluted	$(0.46)			$(0.48)

Weighted averages shares outstanding — basic and diluted	1,686,559			2,286,559

RECENT ACCOUNTING PRONOUNCEMENTS
     In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” requiring that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be measured and recognized in the financial statements using the fair value of the compensation awards. The provisions of SFAS 123R are effective for us for the first interim or annual reporting period that begins after December 15, 2005; therefore, the Company will adopt the new requirements no later than the beginning of its first quarter of fiscal 2006. Adoption of the expensing requirements will reduce the Company’s reported earnings. Management is currently evaluating the two methods of adoption allowed by SFAS 123R; the modified-prospective transition method, and the modified-retrospective transition method.
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a significant impact on the Company’s financial position or results of operations.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
     None.

CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports we file with the SEC is recorded, processed, summarized and other personnel to rectify the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the design and operation of these disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting him and her to material information relating to the Company required to be included in our periodic SEC filings.
Changes in Internal Controls
     There were no significant changes in internal controls or other factors that could significantly affect our internal controls subsequent to the date of our evaluation.
LEGAL MATTERS
     The validity of the shares of common stock being passed upon for us by Blanchard, Krasner & French, a professional corporation, La Jolla, California. Affiliates of Blanchard, Krasner & French are also Selling Security Holders.
EXPERTS
     The financial statements of Planet Technologies, Inc. as of December 31, 2004, and for the years ended December 31, 2004 and 2003, included in this prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, dated March 4, 2005, of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.
     The financial statements of Allergy Control Products, Inc. as of December 31 2004 and 2003 and for the years ended December 31, 2004 and 2003, included in this prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph related to the Company’s ability to continue as a going concern, dated March 29, 2005, of Venman & Co. LLC, independent public accounting firm, given on the authority of that firm as experts in accounting and auditing.
AVAILABLE INFORMATION
     We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus is filed as part of the registration statement, and it does not contain all of the information in the registration statement, as certain portions have been omitted in accordance with the rules an d regulations of the Securities and Exchange Commission (“SEC”).
     We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at the public reference facility of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.
     We furnish our shareholders with annual reports containing audited financial statements.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Planet Technologies, Inc.
We have audited the accompanying balance sheet of Planet Technologies, Inc., formerly Planet Polymer Technologies, Inc., as of December 31, 2004, and the related statements of operations, shareholders’ deficiency and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planet Technologies, Inc. as of December 31, 2004, and its results of operations and cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has experienced recurring net losses resulting in a shareholders’ deficiency of $504,400, as of December 31, 2004. In addition, the Company has a working capital deficiency of $490,715 as of December 31, 2004. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ J.H. Cohn LLP
San Diego, California
March 4, 2005

PLANET TECHNOLOGIES, INC.
BALANCE SHEET DECEMBER 31, 2004

ASSETS
Current assets:
Cash and cash equivalents	$374,923
Accounts receivable, less allowance for doubtful accounts of $5,500	3,076
Inventory	19,012
Other current assets	18,575

Total current assets	415,586
Property and equipment, net	101,070
Other assets	3,527

Total	$520,183

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Current portion of convertible notes payable to shareholder	$134,475
Advance from related party	185,000
Accounts payable	224,520
Accrued expenses	353,763
Interest payable	8,543

Total current liabilities	906,301
Convertible notes payable to shareholder, net of current portion	118,282

Total liabilities	1,024,583

Commitments and contingencies
Shareholders’ deficiency:
Preferred stock, no par value, 4,250,000 shares authorized, no shares issued or outstanding	—
Series A convertible preferred stock, no par value, 750,000 shares authorized, no shares issued or outstanding	—
Common stock, no par value, 20,000,000 shares authorized, 2,068,361 shares issued and outstanding	3,198,296
Accumulated deficit	(3,702,696)

Total shareholders’ deficiency	(504,400)

Total	$520,183

See notes to financial statements.

PLANET TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Net sales	$1,180,382	$2,258,213
Cost of sales	407,811	730,801

Gross profit	772,571	1,527,412

Operating expenses:
Selling	597,575	1,296,206
General and administrative	689,109	578,192

Totals	1,286,684	1,874,398

Loss from operations	(514,113)	(346,986)

Other income (expense):
Gain on sale of assets	899	2,050
Other expenses	(62,671)	(39,737)
Interest expense	(197,673)	(189,462)

Totals	(259,445)	(227,149)

Net loss	$(773,558)	$(574,135)

Net loss per share, basic and diluted	$(0.46)	$(0.35)

Weighted average shares used in computing net loss per share attributable to common shareholders, basic and diluted	1,686,559	1,655,670

See notes to financial statements.

PLANET TECHNOLOGIES, INC.
STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total
Beginning, January 1, 2003	1,655,670	$2,310,885	$(2,355,003)	$(44,118)
Net loss			(574,135)	(574,135)

Balance at December 31, 2003	1,655,670	2,310,885	(2,929,138)	(618,253)
Common Stock issued in association with the reverse acquisition	130,691	182,411		182,411
Issuance of common stock for cash	258,000	645,000		645,000
Common Stock issued for services rendered	24,000	60,000		60,000
Net loss			(773,558)	(773,558)

Balance at December 31, 2004	2,068,361	$3,198,296	$(3,702,696)	$(504,400)

See Notes to Financial Statements

PLANET TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Operating activities:
Net loss	$(773,558)	$(574,135)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	82,763	95,979
Gain on sale of assets	(899)	(2,050)
Issuance of stock for services	60,000
Changes in operating assets and liabilities:
Accounts receivable	3,682	(4,196)
Inventory	65,128	36,643
Other assets	(9,763)	25,490
Interest payable	180,567	132,217
Accounts payable	(120,965)	192,651
Accrued expenses	77,212	(13,496)

Net cash used in operating activities	(435,833)	(110,897)

Investing activities:
Proceeds from sale of property and equipment	2,363	7,000
Purchase of property and equipment		(10,927)

Net cash provided by (used in) investing activities	2,363	(3,927)

Financing activities:
Advance from related party	120,000	65,000
Proceeds from note payable		80,435
Principal payment on notes payable	(205,069)	(190,164)
Principal payments on notes payable to shareholder	(21,543)
Proceeds from issuance of investors’ notes payable	142,000	217,400
Proceeds from stock sales	645,000

Net cash provided by financing activities	680,388	172,671

Net increase in cash and cash equivalents	246,918	57,847

Cash and cash equivalents, beginning of year	128,005	70,158

Cash and cash equivalents, end of year	$374,923	$128,005

Supplemental disclosure of cash flow data:
Interest paid	$17,175	$57,272

Supplemental disclosure of non-cash financing activity:
Account payable converted to note payable		$236,937

Common stock issued in connection with reverse acquisition	$182,411

See notes to financial statements.

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
Note 1 — The Company:
Planet Technologies, Inc. (“Planet” or the “Company”) formerly known as Planet Polymer Technologies, Inc. (“Planet Polymer”) was incorporated in August, 1991, in the State of California, and, since November 30, 2004, is engaged in the business of designing, manufacturing, selling and distributing common products for use by allergy sensitive persons, including, without limitation, air filters, bedding, room air cleaners, and related allergen avoidance products. The business strategy is primarily based upon promotion of products directly to the consumer by telemarketing to the Company’s database of customers who have purchased the Allergy Free Electrostatic Filter.
On November 30, 2004, Planet acquired the business of Allergy Free, LLC (“Allergy”) for approximately 1.65 million shares of Planet stock (after giving effect to a 50:1 reverse stock split), a convertible note of $274,300 bearing interest at 5.5% per annum and due and payable within three years, and assumption of debt. As a result, Allergy owned approximately 92.7% of the voting shares of Planet. Since the stockholders of Allergy received the majority of the voting shares of Planet, the former managing member of Allergy continued on as the president of the Company, and representatives of Allergy hold three of the five seats on the Company’s Board of Directors, the merger was accounted for as a recapitalization of Allergy, whereby Allergy was the accounting acquirer (legal acquiree) and Planet was the accounting acquiree (legal acquirer). Since, at the closing, Planet was a non-operating shell corporation no longer meeting the definition of a business as defined in EITF Consensus 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, the transaction was equivalent to Allergy issuing stock for the net liabilities of Planet, accompanied by a recapitalization. The accounting was identical to that resulting from a reverse acquisition, except that there were no adjustments to the historic carrying values of the assets and liabilities. Accordingly, the accompanying statements of operations and cash flows are the historical financial statements of Allergy Free.
Immediately prior to the closing of the acquisition, Planet Polymer distributed to a trustee for the benefit of Planet Polymer shareholders of record as of September 30, 2004, the right to receive all royalties payable to Planet pursuant to those certain sale and licensing agreements between Planet and Agway, Inc., related to Planet’s Fresh Seal® and Optigen® technology and that certain purchase, sale and license agreement between Planet and Ryer Enterprises, LLC, relating to Planet’s AQUAMIM® technology. Prior to acquiring Allergy, Planet Polymer was an advanced materials company that developed and licensed unique polymer materials. All operations related to Planet Polymer have been discontinued.
Note 2 — Summary of significant accounting policies:
Basis of presentation:
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Successful transition to profitable operations is dependent upon obtaining a level of sales adequate to support the Company’s cost structure. The Company has suffered recurring losses resulting in an accumulated deficit of $3,702,696, a shareholders’ deficiency of $504,400, and a working capital deficiency of $490,715 as of December 31, 2004. Management intends to continue to finance operations primarily through its potential ability to generate cash flows from equity offerings, including restricted stock. However, there can be no assurance that the Company will be able to obtain such financing or internally generate cash flows, which may impact the Company’s ability to continue as a going concern. The accompanying balance sheet does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the potential inability of the Company to continue as a going concern.

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Cash and cash equivalents and concentration of credit risk:
The Company maintains its cash in bank deposit accounts at various financial institutions. Highly-liquid investments with original maturities of three months or less when purchased are considered to be cash equivalents. As of December 31, 2004, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation limitation for coverage of $100,000 by $235,047.
Inventory:
Inventory consists of finished products which are purchased from established vendors. Inventory is stated at the lower of cost, determined by the First-In, First-Out method, or market. Inventory is reduced by provisions for excess and slow moving inventory commensurate with known or estimated exposures. The Company stopped manufacturing its permanent filters in February 2004, when the manufacturing was contracted out to a manufacturer. The Company’s manufacturing equipment is used by this vendor to produce its filters.
Property and equipment:
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from two to ten years. Leasehold improvements are amortized over the shorter of their useful lives or the term of the related lease.
Stock-based compensation:
Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. The Company has elected to account for employee stock options using the intrinsic value method under APB 25. By making that election, it is required by SFAS 123 and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” to provide pro forma disclosures of net loss as if a fair value based method of accounting had been applied.
During 2004 and 2003, the Company granted options to its employees and board of directors at the fair value of the common stock. The weighted-average fair value of these options using the Black-Scholes option-pricing model was $3.48 and $0.05 utilizing an expected life of 10 and 4 years, an expected volatility of 237% and 223%, no dividend yield and a risk free interest rate of 4.27% and 4.65% respectively.

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value method at the grant dates for awards under the Company’s plans, the Company’s net loss and net loss per share for 2004 and 2003 would have been increased to the pro forma amounts indicated below.

	2004		2003
		Loss per Share		Loss per Share
		— Basic and		— Basic and
	Net Loss	Diluted	Net Loss	Diluted
As reported	$(773,558)	$(0.46)	$(574,135)	$(0.35)
Stock based compensation expense assuming a fair value based method had been used for all awards	(95,306)	(0.06)	(63,862)	(0.04)

Pro forma	$(868,864)	$(0.52)	$(637,997)	$(0.39)
In accordance with the provisions of SFAS 123, all other issuances of common stock, warrants, stock options or other equity instruments to non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Generally, the fair value of any options, warrants or similar equity investments will be estimated based on the Black-Scholes option-pricing model.
Net Loss Per Share:
Net loss per share is computed using the weighted average number of shares of common stock outstanding and is presented for basic and diluted loss per share. Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net by the weighted average number of common shares outstanding during the period increased to include, if dilutive, the number of additional common shares what would have been outstanding if the potential common shares had been issued.
The Company has excluded all convertible preferred stock and outstanding stock options and warrants from the calculation of diluted loss per share because all such securities are considered anti-dilutive. Accordingly, diluted loss per share equals basic loss per share.
The total number of potential common shares excluded from the calculation of diluted loss per share for the years ended December 31, 2004 and 2003 was 468,494 and 27,333, respectively.
Advertising:
The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were $57,139 and $263,935 in 2004 and 2003, respectively.
Revenue recognition:
The Company recognizes revenue from product sales upon shipment of goods, with a provision for estimated returns recorded at that time. In addition, a provision for potential warranty claims is provided for at the time of sale, based upon warranty terms and the Company’s prior experience.

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
The Company sells most of its products on a prepaid basis. Once the credit payment has been verified, the Company ships the products. Limited terms are extended to selected customers. Credit is extended for a 30-day term. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit considerations.
Shipping and handling costs:
The Company expenses shipping and handling costs as incurred as part of cost of sales.
Income taxes:
The Company accounts for income taxes using the liability method. Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income taxes are recognized for the tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end (“temporary differences”) based on enacted laws and statutory rates applicable for the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is considered more than likely not to be realized.
Pre merger losses of Allergy were not subject to the Company’s federal and state income tax. Historically, Allergy has not been a tax paying entity for federal income tax purposes, and thus no income tax expense had been recorded in the financial statements. Income or losses of the Company were taxed to the members in their respective returns. However, in the State of California, limited liability companies were subject to an annual fee based on the gross income of the company. In addition, the calculation of the tax provision does include the pre-merger net operating loss of Planet Polymer, which, had been eliminated against equity accounts as part of the acquisition agreement and for the purposes of preparing these financial statements.
401(K) Plan:
The Company provides a defined contribution 401(k) savings plan (the “401(k) Plan”) in which all full-time employees of the Company are eligible to participate. Eligible employees may contribute pre-tax amounts to the 401(k) Plan subject to the Internal Revenue Code limitations. Company contributions to the 401(k) Plan are at the discretion of the Board of Directors. There were no Company contributions charged to operations related to the 401(k) Plan in 2004 and 2003.
Valuation of long-lived assets:
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
Note 3 — Property and equipment:
Property and equipment as of December 31, 2004 consists of the following:

Furniture and fixtures	$262,105
Machinery and equipment	82,868
Computer equipment	66,218
Leasehold improvements	70,478

Total	481,669
Less accumulated depreciation and amortization	380,599

Total	$101,070

Note 4 — Warranty reserve:
The Company accrues an estimate of its exposure to warranty claims based on both current and historical product sales data and warranty costs incurred. The air filters produced and sold by the Company carry a ten-year warranty. The Company assesses the adequacy of its recorded warranty liability quarterly and adjusts the amount as necessary. The warranty liability is included in accrued expenses in the accompanying balance sheet. As of December 31, 2004, the warranty accrual was $130,961. The majority of the warranty accrual relates to products that were sold prior to the acquisition of Allergy Free L.P. by Allergy Free, LLC in November 2000. As part of the asset purchase agreement, the Company is obligated to provide the warranty coverage on these products through their original warranty period. Changes in the Company’s warranty liability were as follows:

Warranty accrual, beginning of year	$130,961
Warranties issued during the year	296
Adjustments to preexisting accruals	(80)
Actual warranty expenditures	(216)

Total	$130,961

Note 5 — Convertible notes payable to shareholder:
As of December 31, 2004, the company has a subordinated convertible note payable to a shareholder. The uncollateralized note payable is due on December 1, 2007 however; the Company intends to pay down the note payable with monthly principal and interest payments of $12,085 until full satisfaction of the note payable in October 2006. Interest is due quarterly. At any time, the holder of the note may, at its sole and exclusive option, convert all or any part of the principal and accrued interest outstanding into shares of common stock by giving written notice to the Company specifying the amount of note principal and/or accrued interest to be converted at a price per share of common stock equal to the fair value.
Note 6 — Income taxes:
The differences between income tax benefit provided at the Company’s effective rate and the federal statutory rate (34%) at December 31, 2004 are as follows:

Income tax benefit at statutory rate	$(263,010)
State taxes, net of Federal benefit	(46,413)
Other	69,000
Increase in valuation allowance	240,423

Total	$—

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets at December 31, 2004 are as follows:

Net operating loss carryforwards	$4,636,000
Tax credit carryforwards	142,000
Reserves, accrued expenses and other	85,000
Less: valuation allowances	(4,863,000)

Net deferred tax assets	$—

As the ultimate realization of the potential benefits of the Company’s net operating loss carryforwards is considered unlikely by management, the Company has offset the deferred tax assets attributable to those potential benefits through a valuation allowance and, accordingly, the Company did not recognize any benefit from income taxes in the accompanying statement of operations.
At December 31, 2004, the Company had net operating loss carryforwards for Federal and California state income tax purposes of approximately $12,981,000 and $3,647,000, respectively. The Company’s California loss carryforwards expire in 2003 through 2014 and Federal loss carryforwards begin to expire in 2011. The Company also has available tax credit carryforwards for Federal and California tax purposes that aggregate approximately $142,000 that begin to expire in 2004.
During 2004, as a result of the reverse acquisition with Allergy Free, the Company experienced a change of ownership event as defined in Section 382 of the IRS Code. Accordingly, utilization of the net operating loss carryforwards and credits will be subject to a substantial annual limitation. The annual limitation may result in the expiration of net operating losses and credits before utilization.
Note 7 — Shareholders’ equity:
Warrants:
At December 31, 2004, warrants to purchase 2,000 shares of the Company’s common stock at an exercise price of $208.125 per share were outstanding. The warrants expire in 2005 and 2006.
All of the warrants outstanding are exercisable. All per share rights and benefits are subject to anti-dilution and other adjustments upon the occurrence of certain events.
Options:
As of December 31, 2004, the Company had two stock option plans, a 2000 Stock Option Plan (the “2000 Option Plan”) and a 1995 Stock Option Plan (the “1995 Option Plan”).
The 2000 Option Plan provides for 100,000 shares of common stock for issuance under the Plan, together with 100,000 additional shares of common stock for issuance to the extent that outstanding options previously granted under the 1995 Stock Option Plan expire unexercised. The 2000 Option Plan provides for the discretionary grant of options, stock appreciation rights (“SARs”), and stock bonuses to employees and directors of and consultants to the Company. Options granted under the 2000 Plan may be either “incentive stock options,” as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-statutory stock options. In March 2005, the Board of Directors approved an amendment to the plan to increase the authorized number of shares to 250,000 shares, which will be submitted to the shareholders for approval at the next meeting of shareholders.

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
Under the 1995 Option Plan, incentive stock options and non-statutory stock options to acquire an aggregate of 100,000 shares of Common Stock may be granted to employees, non-employee directors and consultants to the Company. Incentive stock options may be granted only to employees of the Company whereas non-statutory options may be granted to employees, directors and consultants.
At December 31, 2004, there were no shares of the Company’s common stock available for future grant under either option plan.
Under both stock option plans, the terms of stock options granted are determined by the Board of Directors. Stock options may be granted for periods of up to ten years at a price per share not less than the fair market value of the Company’s common stock at the date of grant for incentive stock options and not less than 85% of the fair market value of the Company’s common stock at the date of grant for non-statutory stock options. In the case of stock options granted to employees, directors or consultants who, at the time of grant of such options, own more than 10% of the voting power of all classes of stock of the Company, the exercise price shall be no less than 110% of the fair market value of the Company’s common stock at the date of grant. Additionally, the term of stock option grants is limited to five years if the grantee owns in excess of 10% of the voting power of all classes of stock of the Company at the time of grant. The vesting provisions of individual options may vary but in each case will provide for vesting of at least 20% per year of the total number of shares subject to the option.
A summary of stock option activity during 2004 follows:

	2000 Stock Option Plan		1995 Stock Option Plan
	Underlying	Weighted Avg.	Underlying	Weighted Avg.
	Shares	Exercise Price	Shares	Exercise Price
Outstanding at January 1, 2004	15,670	$40.817	3,204	$86.929

Granted	102,543	$3.479
Exercised prior to the merger	(7,500)	$4.033
Forfeited/expired	(5,300)	$94.811	(3,204)	$86.929

Outstanding at December 31, 2004	105,413	$4.399	—

	Other Options
	Underlying	Weighted Avg.
	Shares	Exercise Price
Outstanding at January 1, 2004	2,774	$252.888

Granted	—	—
Forfeited/expired	(2,774)	$252.888

Outstanding at December 31, 2004	—

Other options listed above include non-statutory stock options issued to key personnel prior to the adoption of the 1995 Stock Option Plan and a grant to a former director of the Company during 2000.

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
Exercise Price or	Number of	Contractual Live	Average	Number of	Average
Price Range	Shares	(years)	Exercise Price	Shares	Exercise Price
$2.50 to $3.50	102,793	9.90	$3.479	25,386	$3.495
$22.50	2,160	6.35	22.500	2,160	22.500
$125.00	460	5.33	125.000	460	125.000

	105,413	9.81	4.399	28,006	6.957

Note 8 — Commitments:
License agreements:
The Company has a license agreement with a third party for use of its design to manufacture air filters. The license agreement provides for royalty payments based on a percentage of net sales of certain products. The term of the license agreement is the longer of (i) the life of the licensed patent or (ii) ten years from date of first commercial sale of the product. Royalty expenses under the license agreement was $12,128 and $25,712 in 2004 and 2003, respectively.
Operating leases:
The Company has sublet office space from a related party through July 31, 2005 for a base rent of $6,513 per month, a total commitment of $45,591 for 2005. The sublease may be extended on a month-to-month basis after July 31, 2005. Total rent expense for all operating leases was $163,991 and $136,049 in 2004 and 2003, respectively.
Employment contracts:
In November 2004, the Company entered into an employment agreement with its President and Chief Executive Officer for a three-year period, which expires on November 29, 2007. The contract provides for a salary of $100 per month (plus healthcare and other benefits) until it is determined by the Board that the Company could afford to pay compensation comparable to CEOs of other similar companies. In exchange, for forgoing a salary, the Company granted non-qualified stock options to acquire 100,543 shares of the Company’s common stock at $3.50 per share with the options vesting 1/4 on November 30, 2004 and the balance at the rate of 1/36th of the balance per month, subject to any acceleration as provided under the Company’s 2000 Stock Option Plan.
Note 9 — Related party transactions:
During 2004 and 2003, the Company received advances from a related party, which bear interest at 5.5% per annum with no fixed repayment terms. As of December 31, 2004, the accrued and unpaid interest on the advances totaled $8,391. During January 2005, the Company repaid $100,000 of the advances.
Note 10- Purchases from significant vendors:
During 2004 and 2003, the Company purchased from three significant vendors that each accounted for more that 10% of total purchases. Purchases from these vendors accounted for approximately $100,586 and $98,297 (54% and 37% of total purchases each year), respectively. Accounts payable arising from such purchases at December 31, 2004 and 2003 were approximately $5,799 and $7,025, respectively.
Note 11- Subsequent event:
On March 8, 2005, Planet entered into a definitive agreement to acquire Allergy Control Products, Inc. (“ACP”). The merger transaction will be structured pursuant to an Agreement and Plan of Merger agreed upon by both parties, and is subject to approval by each party’s respective shareholders and other contingencies. Pursuant to the terms of the merger transaction, the shareholder of ACP will be issued 600,000 shares of Planet common stock. In addition, ACP debt to its shareholder in the approximate amount of $1,500,000 will be paid in full by Planet.

PLANET TECHNOLOGIES, INC.
CONDENSED BALANCE SHEET (UNAUDITED)

ASSETS	June 30, 2005

Current assets:
Cash and cash equivalents	$139,937
Accounts receivable, less allowance for doubtful accounts of $5,500	160
Inventory	11,921
Other current assets	59,305

Total current assets	211,323

Property and equipment, net	69,288

Total	$280,611

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities:
Current portion of convertible notes payable to shareholder	$138,215
Advance from related party	85,000
Accounts payable	109,903
Accrued expenses	339,769
Interest payable	2,931

Total current liabilities	675,818

Convertible notes payable to shareholder, net of current portion	48,227

Total liabilities	724,045

Commitments and contingencies

Shareholders’ deficiency:
Preferred stock, no par value, 4,250,000 shares authorized, no shares issued or outstanding
Series A convertible preferred stock, no par value, 750,000 shares authorized, no shares issued or outstanding
Common stock, no par value, 20,000,000 shares authorized, 2,280,368 shares issued and outstanding	3,728,296
Accumulated deficit	(4,171,730)

Total shareholders’ deficiency	(443,434)

Total	$280,611

See notes to unaudited condensed financial statements

PLANET TECHNOLOGIES, INC.
CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

	Six months ended June 30,
	2005	2004
Sales	442,261	$720,438

Cost of sales	161,087	251,895

Gross profit	281,174	468,543

Operating expenses:
Selling	327,918	340,050
General and administrative	410,011	458,870

Total operating expenses	737,929	798,920

Loss from operations	(456,755)	(330,377)

Other expenses	(3,303)	(7,544)
Interest expense	(8,976)	(104,391)

Net loss	(469,034)	$(442,312)

Net loss per share, basic and diluted	(0.21)	$(0.27)

Weighted average shares used in computing net loss per share — basic and diluted	2,187,344	1,658,631

See notes to unaudited condensed financial statements

PLANET TECHNOLOGIES, INC.
CONDENSED STATEMENT OF SHAREHOLDERS’ DEFICIENCY (UNAUDITED)
Six Months Ended June 30, 2005

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total
Balance at January 1, 2005	2,068,361	$3,198,296	$(3,702,696)	$(504,400)

Issuance for common stock for cash	212,007	530,000		530,000

Net loss			(469,034)	(469,034)

Balance at June 30, 2005	2,280,368	$3,728,296	$(4,171,730)	$(443,434)

See notes to unaudited condensed financial statements

PLANET TECHNOLOGIES, INC.
CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2005	2004
Operating activities:
Net loss	$(469,034)	$(442,312)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	31,782	46,856
Changes in operating assets and liabilities:
Accounts receivable	2,916	(602)
Inventory	7,091	62,260
Other assets	(4,444)	(24,085)
Interest payable	(5,612)	95,372
Accounts payable	(114,617)	141,319
Accrued expenses	(13,994)	55,905

Net cash used in operating activities	(565,912)	(65,287)

Investing activities:
Proceeds from sale of property and equipment	—	2,364
Capitalized costs associated with purchase of a business	(32,759)

Net cash provided by (used in) investing activities	(32,759)	2,364

Financing activities:
Advance from related party	—	70,000
Repayments of advances to related party	(100,000)
Principal payment on notes payable	—	(162,219)
Principal payments on convertible notes payable to shareholder	(66,315)
Proceeds from issuance of investors’ notes payable	—	75,000
Proceeds from stock sales	530,000

Net cash provided by (used in) financing activities	363,685	(17,219)

Net decrease in cash and cash equivalents	(234,986)	(80,142)

Cash and cash equivalents, beginning of period	374,923	128,005

Cash and cash equivalents, end of period	$139,937	$47,863

Supplementary disclosure of cash flow data:
Cash paid for interest	$14,588	$7,624

See notes to unaudited condensed financial statements

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
1. Basis of Presentation
The accompanying unaudited condensed financial statements of Planet Technologies, Inc. (“Planet” or the “Company”) have been prepared in accordance with the interim reporting requirements of Form 10-QSB, pursuant to the rules and regulations of the Securities and Exchange Commission. However, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.
In management’s opinion, all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2005, are not necessarily indicative of results that may be expected for the year ending December 31, 2005. For additional information, refer to the Company’s financial statements and notes thereto for the year ended December 31, 2004, included elsewhere herein.
2. Liquidity and Capital Resources
The accompanying unaudited condensed financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Successful transition to profitable operations is dependent upon obtaining a level of sales adequate to support the Company’s cost structure. The Company has suffered recurring losses resulting in an accumulated deficit of $4,171,730, a shareholders’ deficiency of $443,434, and a working capital deficiency of $464,495 as of June 30, 2005. Management intends to continue to finance operations primarily through its potential ability to generate cash flows from equity offerings. However, there can be no assurance that the Company will be able to obtain such financing or internally generate cash flows, which may impact the Company’s ability to continue as a going concern. The accompanying unaudited condensed financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the potential inability of the Company to continue as a going concern.
On November 30, 2004, Planet acquired the business of Allergy Free, LLC (“Allergy”) for approximately 1.65 million shares of Planet stock (after giving effect to a 50:1 reverse stock split), a convertible note of $274,300 bearing interest at 5.5% per annum and due and payable within three years, and assumption of debt. As a result, Allergy owned approximately 92.7% of the voting shares of Planet. Since the stockholders of Allergy received the majority of the voting shares of Planet, the former managing member of Allergy continued on as the president of the Company, and representatives of Allergy hold three of the five seats on the Company’s Board of Directors, the merger was accounted for as a recapitalization of Allergy, whereby Allergy was the accounting acquirer (legal acquiree) and Planet was the accounting acquiree (legal acquirer). Since, at the closing, Planet was a non-operating shell corporation no longer meeting the definition of a business as defined in EITF Consensus 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, the transaction was equivalent to Allergy issuing stock for the net liabilities of Planet, accompanied by a recapitalization. The accounting was identical to that resulting from a reverse acquisition, except that there were no adjustments to the historic carrying values of the assets and liabilities. Accordingly, the accompanying statements of operations and cash flows are the historical financial statements of Allergy Free.
Immediately prior to the closing of the acquisition, Planet Polymer distributed to a trustee for the benefit of Planet Polymer shareholders of record as of September 30, 2004, the right to receive all royalties payable to Planet pursuant to those certain sale and licensing agreements between Planet and Agway, Inc., related to Planet’s Fresh Seal® and Optigen® technology and that certain purchase, sale and license agreement between Planet and Ryer Enterprises, LLC, relating to Planet’s AQUAMIM® technology.

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
Prior to acquiring Allergy, Planet Polymer was an advanced materials company that developed and licensed unique polymer materials. All operations related to Planet Polymer have been discontinued.
On March 7, 2005, Planet entered into a definitive agreement to acquire Allergy Control Products, Inc. (“ACP”). The merger transaction will be structured pursuant to an Agreement and Plan of Merger agreed upon by both parties, and is subject to approval by each party’s respective shareholders and other contingencies. Pursuant to the terms of the merger transaction the shareholder of ACP will be issued 600,000 shares of Planet common stock. In addition, ACP debt to its shareholder in the approximate amount of $1,500,000 will be paid in full by Planet.
3. Loss Per Share
Net loss per share is computed using the weighted average number of shares of common stock outstanding and is presented for basic and diluted loss per share. Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period.
The Company has excluded all convertible preferred stock and outstanding stock options and warrants from the calculation of diluted loss per share because all such securities are considered anti-dilutive. Accordingly, diluted loss per share equals basic loss per share. The total number of potential common shares excluded from the calculation of diluted loss per share for the six months ended June 30, 2005, was 308,324, and for the six months ended June 30, 2004 was 4,090.
4. Stock-Based Compensation
As explained in Note 2 in the Form 10-KSB, the Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. The Company has elected to account for employee stock options using the intrinsic value method under APB 25. By making that election, it is required by SFAS 123 and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” to provide pro forma disclosures of net loss as if a fair value based method of accounting had been applied.
During the first quarter of 2005, the Company granted options to its employees and board of directors at the fair value of the common stock. The weighted-average fair value of these options using the Black-Scholes option-pricing model was $3.00 per share, utilizing an expected life of 10 years, an expected volatility of 216%, no dividend yield and a risk free interest rate of 4.22%.
In January 2005, an individual became a member of the Company’s board of directors and was granted an option to purchase 500 shares of common stock at an exercise price of $3.00 per share. The options vest one year from the date of grant and expire on January 18, 2015.
In January 2005, the members of the board of directors were granted options to purchase 40,000 shares of common stock at an exercise price of $3.00 per share. Two company officers were also granted options to purchase 30,000 shares of common stock each at an exercise price of $3.00 per share. All of these options vest 25% one year from date of grant, and 1/36th each month thereafter, and expire on January 25, 2015.

PLANET TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
In January 2005, the Company’s chairman of the board of directors was granted an option to purchase 25,000 shares of common stock at an exercise price of $3.50 per share. The options vest 25% one year from date of grant and 1/36th each month thereafter, and expire on January 25, 2015.
Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value method at the grant dates for awards under the Company’s plans, the Company’s net loss and net loss per share for the six months ended June 30, 2005 and 2004 would have been increased to the pro forma amounts indicated below.

	Six Months Ended June 30
	2005	2004
Net loss, as reported	$(469,034)	$(442,312)
Stock-based employee compensation expense assuming a fair value based method had been used for all awards	(92,000)	(22,894)

Net loss, pro forma	$(561,034)	$(465,206)

Basic net loss per share, as reported	$(0.21)	$(0.27)

Basic net loss per share, pro forma	$(0.26)	$(0.28)

In accordance with the provisions of SFAS 123, all other issuances of common stock, warrants, stock options or other equity instruments to non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Generally, the fair value of any options, warrants or similar equity investments will be estimated based on the Black-Scholes option-pricing model.
5. Operating lease
The Company has extended its office sublease through December 31, 2005, for a base rent of $7,267 per month, plus common area maintenance charges. The original sublease expired on July 31, 2005. The sublease is from a related party.

INDEPENDENT AUDITOR’S REPORT
March 29, 2005
Board of Directors and Stockholder
Allergy Control Products, Inc.
96 Danbury Road
Ridgefield, CT 06877
     We have audited the accompanying balance sheets of Allergy Control Products, Inc. (an S corporation) as of December 31, 2004 and 2003, and the related statements of operations and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allergy Control Products, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has incurred recurring losses from operations and has a deficiency in assets, which raise substantial doubt about its ability to continue as a going concern at December 31, 2004. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ VENMAN & CO. LLC

Shelton, Connecticut

ALLERGY CONTROL PRODUCTS, INC.
BALANCE SHEETS

	December 31
	2004	2003
ASSETS
Current assets
Cash	$78,107	$165,714
Trade accounts receivable	221,699	220,189
Inventory	616,471	721,183
Prepaid expenses	209,657	131,310

Total current assets	1,125,934	1,238,396
Equipment and leasehold improvements
Furniture and equipment	700,534	686,243
Leasehold improvements	56,100	56,100
Software	317,985	317,985
Vehicle	26,529	26,529

	1,101,148	1,086,857
Less accumulated depreciation and amortization	932,527	855,220

Net equipment and leasehold improvements	168,621	231,637

TOTAL ASSETS	$1,294,555	$1,470,033

LIABILITIES AND DEFICIENCY IN ASSETS
Current liabilities
Note payable, bank	$—	$250,000
Note payable, stockholder	4,850,000	4,650,000
Trade accounts payable	799,005	481,687
Accounts payable, related party	393,873	393,873
Accrued expenses	73,013	107,281
Accrued termination benefits	—	93,245
Current portion of long-term debt	3,819	3,791
Current portion of obligation under capital lease	3,724	1,159

Total current liabilities	6,123,434	5,981,036
Long-term liabilities
Long-term debt, less current portion	15,348	19,167
Obligation under capital lease, less current portion	3,876	—

Total long-term liabilities	19,224	19,167

Total liabilities	6,142,658	6,000,203
Deficiency in assets
Common stock — no par value Authorized 20,000 shares Issued and outstanding — 2,000 shares	4,000,000	4,000,000
Contributed capital	625,000	625,000
Accumulated deficit	(9,473,103)	(9,155,170)

Deficiency in assets	(4,848,103)	(4,530,170)

TOTAL LIABILITIES AND DEFICIENCY IN ASSETS	$1,294,555	$1,470,033

The accompanying notes are an integral part of these financial statements.

ALLERGY CONTROL PRODUCTS, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

	Year Ended December 31
	2004	2003
Net sales	$7,714,653	$8,266,863
Cost of sales	4,581,795	5,232,904

Gross profit	3,132,858	3,033,959

Operating expenses
Selling	947,792	1,080,578
General and administrative expenses	2,492,083	2,691,780

Total operating expenses	3,439,875	3,772,358

Loss from operations	(307,017)	(738,399)

Other income (expense)
Interest and royalty income	98	72
Interest expense	(11,014)	(25,814)

Net other expense	(10,916)	(25,742)

NET LOSS	(317,933)	(764,141)
Accumulated deficit at beginning of year	(9,155,170)	(8,391,029)

ACCUMULATED DEFICIT AT END OF YEAR	$(9,473,103)	$(9,155,170)

The accompanying notes are an integral part of these financial statements.

ALLERGY CONTROL PRODUCTS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2004	2003
Operating activities
Net loss	$(317,933)	$(764,141)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	77,307	183,598
Provision for uncollectible accounts	19,664	1,375
Provision for obsolete inventory	(60,000)	8,000
(Increase) decrease in:
Trade accounts receivable	(21,174)	119,571
Inventory	164,712	315,850
Prepaid expenses	(78,347)	21,477
Increase (decrease) in:
Trade accounts payable	317,318	(29,888)
Accrued expenses	(34,268)	55,453
Accrued termination benefits	(93,245)	(246,550)

Net cash used by operating activities	(25,966)	(335,255)

Investing activity — cash used in acquisition of equipment	(3,076)	(3,892)

Financing activities
Payments of short-term borrowings	(250,000)	(200,024)
Proceeds of short-term borrowings	—	250,000
Proceeds of borrowings from stockholder	200,000	650,000
Payments of borrowings from officer	—	(130,000)
Payments of long-term borrowings	(3,791)	(1,571)
Payments of obligation under capital lease	(4,774)	(123,123)

Net cash provided (used) by financing activities	(58,565)	445,282

Increase (decrease) in cash for the year	(87,607)	106,135
Cash at beginning of year	165,714	59,579

CASH AT END OF YEAR	$78,107	$165,714

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid during the year for interest	$11,014	$25,814

Non-cash investing and financing activities:
Acquisition of equipment by incurring capital lease obligation	$11,215	$—

Acquisition of vehicle by issuance of debt	$—	$24,529

The accompanying notes are an integral part of these financial statements.

ALLERGY CONTROL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF BUSINESS
     Allergy Control Products, Inc. (“the Company”) develops and sells products, both retail and wholesale, that decrease allergic reactions resulting from environmental factors. The Company grants credit to its wholesale customers.
CHANGE IN ACCOUNTING BASIS
     Accumulated deficit at January 1, 2003 has been restated to reflect the change from the accounting basis used by the Company for income tax purposes to U.S. generally accepted accounting principles.
TRADE ACCOUNTS RECEIVABLE
     Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management’s assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.
INVENTORY
     Inventory is valued at the lower of cost, determined on the first-in, first-out method, or market and consists of:

	December 31
	2004	2003
Materials	$174,246	$200,128
Work-in-process	31,395	71,339
Finished goods, less provision for obsolescence 2004-$133,000; 2003-$193,000	410,830	449,716

	$616,471	$721,183

EQUIPMENT AND LEASEHOLD IMPROVEMENTS
     Equipment and leasehold improvements are recorded at cost and include expenditures which materially increase values or extend useful lives. Upon disposition or retirement, the cost and related accumulated depreciation or amortization are eliminated from the respective accounts, and the resulting gain or loss is included in the statement of operations. Expenditures in the nature of normal repairs and maintenance are charged to operations as incurred.
     Depreciation and amortization of equipment and leasehold improvements is recorded over the estimated useful lives of the assets using straight-line and accelerated methods.
SHIPPING COSTS
     Shipping costs of $452,453 for 2004 and $472,288 for 2003 are included in cost of sales.
ADVERTISING
     The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $586,060 in 2004 and $713,085 in 2003.

ALLERGY CONTROL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004
INCOME TAXES
     The Company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income and does not receive benefit of net operating loss carryforwards or carrybacks. Instead, the Company’s taxable income or loss is included on the stockholder’s individual income tax return.
USE OF ESTIMATES
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
NOTE 2. CONCENTRATION OF CREDIT RISK
     During the year and at the balance sheet date the Company maintained cash balances at a bank in excess of the insurance limits ($100,000) of the Federal Deposit Insurance Corporation.
NOTE 3. NOTE PAYABLE, STOCKHOLDER
     The demand note payable to the stockholder is non-interest bearing.
NOTE 4. ACCOUNTS PAYABLE, RELATED PARTY
     The accounts payable to the related party was paid after year end by a capital contribution made by the sole stockholder.
NOTE 5. LONG-TERM DEBT

	December 31
	2004	2003
Long-term debt consists of:
0.74% chattel note payable in monthly installments of $329, including interest, with a balloon payment of $13,436 due in July 2006. The note is secured by a vehicle with an original cost of $26,529	$19,167	$22,958
Less current portion	3,819	3,791

TOTAL LONG-TERM DEBT	$15,348	$19,167

     The maturities of long-term debt by year and in the aggregate are:

Year Ending December 31
2005	$3,819
2006	15,348

$19,167

ALLERGY CONTROL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004
NOTE 6. CAPITAL LEASE COMMITMENT
     The Company is the lessee of $332,298 of equipment under a capital lease agreement expiring in December 2006. The accumulated amortization of the equipment amounted to $299,510 at December 31, 2004 and $276,820 at December 31, 2003. Amortization of the asset under the capital lease is included in depreciation and amortization expense. Future minimum lease payments under the capital lease are:

Year Ending December 31
2005	$3,960
2006	3,960

Total minimum lease payment	7,920
Less amount representing interest	320

Present value of minimum lease payments	7,600
Less current portion	3,724

Long-term portion	$3,876

NOTE 7. OPERATING LEASE COMMITMENTS
     The Company leases its office and warehouse facility under a non-cancelable operating lease expiring in October 2007. The lease requires the Company to pay property taxes and maintenance charges.
     The Company also leases a vehicle and office equipment under non-cancelable operating leases that expire through January 2005.
     Rent expense amounted to $221,355 in 2004 and $222,085 in 2003. Future minimum rental payments under the non-cancelable operating leases, excluding property taxes and maintenance charges are:

Year Ending December 31
2005	$174,386
2006	172,742
2007	132,450

$479,578

NOTE 8. CONCENTRATIONS
     The Company purchases all of its fabric for a major product line, which represents 72% of total fabric purchases, from one mill. Additionally, 20% of fabric is purchased from another mill. Although there are comparable products, a change in suppliers could cause delay in acquiring fabric, which could ultimately affect operating results.
     The Company subcontracts approximately 15% of its production activities to a fabricator in Slovakia. Inventory at this fabricator amounted to $80,105 at December 31, 2004 and $65,819 at December 31, 2003.
NOTE 9. EMPLOYEE BENEFIT PLAN
     The Company has a 401(k) retirement plan that provides for elective pretax contributions to the plan by all employees and for discretionary matching contributions by the Company. The Company made no contributions to the plan in 2004 or 2003.
NOTE 10. SUBSEQUENT EVENTS
     As part of an agreement and plan of merger dated March 7, 2005 with Planet Technologies, Inc. (Planet), the Company’s sole stockholder will receive 600,000 shares of Planet stock in exchange for all of his stock in the Company. Additionally, the sole stockholder will receive a payment of $1,500,000 of his note receivable and will contribute the balance of the note in the amount $3,350,000 to capital.
     The stockholder of the Company has also agreed to make a cash contribution of $500,000 to capital prior to closing to provide for termination benefits for one of the officers of the Company.
NOTE 11. GOING CONCERN
     As indicated on the financial statements, the Company has incurred losses in the amount of $317,933 in 2004 and $764,141 in 2003 and the deficiency in assets at December 31, 2004 amounted to $4,848,103. At December 31, 2004 current liabilities exceeded current assets by $4,997,500.
     In the event that the Company is unable to achieve profitable operating results and sufficient cash flow or the stockholder ceases to fund operations, it is uncertain the Company will be able to continue in existence. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and reclassification of liabilities that might be necessary should the Company be unable to continue in existence.

ALLERGY CONTROL PRODUCTS, INC.
BALANCE SHEETS
(UNAUDITED)

	June 30
	2005	2004
ASSETS
Current assets
Cash	$64,013	$48,014
Trade accounts receivable	165,587	174,809
Inventory	639,741	595,130
Prepaid expenses	150,261	141,237

Total current assets	1,019,602	959,190

Equipment and leasehold improvements
Furniture and equipment	706,009	698,963
Leasehold improvements	56,100	56,100
Software	317,985	317,985
Vehicle	26,529	26,529

	1,106,623	1,099,577
Less accumulated depreciation and amortization	965,238	893,716

Net equipment and leasehold improvements	141,385	205,861

TOTAL ASSETS	$1,160,987	$1,165,051

LIABILITIES AND DEFICIENCY IN ASSETS

Current liabilities
Note payable, bank	$—	$250,000
Note payable, stockholder	4,850,000	4,650,000
Trade accounts payable	696,746	407,593
Accounts payable, related party	—	393,873
Accrued expenses	186,264	89,852
Current portion of long-term debt	3,833	3,805
Current portion of obligation under capital lease	3,799	3,650

Total current liabilities	5,740,642	5,798,773

Long-term liabilities
Long-term debt, less current portion	13,427	17,261
Obligation under capital lease, less current portion	1,957	5,756

Total long-term liabilities	15,384	23,017

Total liabilities	5,756,026	5,821,790

Deficiency in assets
Common stock — no par value
Authorized 20,000 shares
Issued and outstanding — 2,000 shares	4,000,000	4,000,000
Contributed capital	1,018,873	625,000
Accumulated deficit	(9,613,912)	(9,281,739)

Deficiency in assets	(4,595,039)	(4,656,739)

TOTAL LIABILITIES AND DEFICIENCY IN ASSETS	$1,160,987	$1,165,051

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ALLERGY CONTROL PRODUCTS, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
(UNAUDITED)

	Six Months Ended June 30
	2005	2004
Net sales	$3,920,898	$3,871,979

Cost of sales	2,327,569	2,271,664

Gross profit	1,593,329	1,600,315

Operating expenses
Selling	392,894	465,551
General and administrative expenses	1,341,629	1,254,308

Total operating expenses	1,734,523	1,719,859

Loss from operations	(141,194)	(119,544)

Other income (expense)
Interest and royalty income	590	79
Interest expense	(205)	(7,104)

Net other income (expense)	385	(7,025)

NET LOSS	(140,809)	(126,569)

Accumulated deficit at beginning of period	(9,473,103)	(9,155,170)

ACCUMULATED DEFICIT AT END OF PERIOD	$(9,613,912)	$(9,281,739)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ALLERGY CONTROL PRODUCTS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30
	2005	2004
Operating activities
Net loss	$(140,809)	$(126,569)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	32,711	38,496
Provision for uncollectible accounts	35	—
Provision for obsolete inventory	(43,000)	(61,000)
(Increase) decrease in:
Trade accounts receivable	56,077	45,380
Inventory	19,730	187,053
Prepaid expenses	59,396	(9,927)
Increase (decrease) in:
Trade accounts payable	(102,259)	(74,094)
Accounts payable, related party	(393,873)	—
Accrued expenses	113,251	(17,429)
Accrued termination benefits	—	(93,245)

Net cash used by operating activities	(398,741)	(111,335)

Investing activity — cash used in acquisition of equipment	(5,475)	(1,505)

Financing activities

Payments of short-term borrowings	(1,907)	(1,892)
Payments of obligation under capital lease	(1,844)	(2,968)
Capital contribution from stockholder	393,873	—

Net cash provided (used) by financing activities	390,122	(4,860)

Decrease in cash for the period	(14,094)	(117,700)

Cash at beginning of period	78,107	165,714

CASH AT END OF PERIOD	$64,013	$48,014

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for interest during the period	$205	$7,104

Non-cash investing and financing activity — acquisition of equipment by capital lease obligation	$—	$11,215

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ALLERGY CONTROL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF BUSINESS
Allergy Control Products, Inc. (“the Company”) develops and sells products, both retail and wholesale, that decrease allergic reactions resulting from environmental factors. The Company grants credit to its wholesale customers.
TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable are stated at the amount management expects to collect from balances outstanding. Based on management’s assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding will be immaterial.
INVENTORY
Inventory is valued at the lower of cost, determined on the first-in, first-out method, or market and consists of:

	June 30
	2005	2004

Materials	$217,124	$198,244
Work-in-process	24,374	17,378
Finished goods, less provision for obsolescence of $90,000 at June 30, 2005 and $132,000 at June 30, 2004	398,243	379,508

	$639,741	$595,130

EQUIPMENT AND LEASEHOLD IMPROVEMENTS
Equipment and leasehold improvements are recorded at cost and include expenditures which materially increase values or extend useful lives. Upon disposition or retirement, the cost and related accumulated depreciation or amortization are eliminated from the respective accounts, and the resulting gain or loss is included in the statement of operations. Expenditures in the nature of normal repairs and maintenance are charged to operations as incurred.
Depreciation and amortization of equipment and leasehold improvements is recorded over the estimated useful lives of the assets using straight-line and accelerated methods.

ALLERGY CONTROL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)
SHIPPING COSTS
Shipping costs are included in cost of sales and amounted to $213,008 for the six months ended June 30, 2005 and $251,471 for the six months ended June 30, 2004.
ADVERTISING
Advertising costs are expensed as incurred and amounted to $199,841 for the six months ended June 30, 2005 and $305,419 for the six months ended June 30, 2004.
INCOME TAXES
The Company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income and does not receive benefit of net operating loss carryforwards or carrybacks. Instead, the Company’s taxable income or loss is included on the stockholder’s individual income tax return.
USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
NOTE 2. CONCENTRATION OF CREDIT RISK
During the periods and at the balance sheet dates the Company maintained cash balances at a bank in excess of the insurance limits ($100,000) of the Federal Deposit Insurance Corporation.
NOTE 3. NOTE PAYABLE, STOCKHOLDER
The demand note payable to the stockholder is non-interest bearing.

ALLERGY CONTROL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)
NOTE 4. LONG-TERM DEBT

	June 30
	2005	2004

Long-term debt consists of:

0.74% chattel note payable in monthly installments of $329, including interest, with a balloon payment of $13,436 due in July 2006. The note is secured by a vehicle with an original cost of $26,529.	$17,261	$21,066

Less current portion	(3,833)	(3,805)

TOTAL LONG-TERM DEBT	$13,428	$17,261

The maturities of long-term debt by year and in the aggregate are:

Year Ending June 30
2006	$3,833
2007	13,428

$17,261

NOTE 5. CAPITAL LEASE COMMITMENT
The Company is the lessee of $332,298 of equipment under a capital lease agreement expiring in December 2006. The accumulated amortization on the equipment amounted to $309,243 at June 30, 2005 and $288,165 at June 30, 2004. Amortization of the asset under the capital lease is included in depreciation and amortization expense. Future minimum lease payments under the capital lease are:

Year Ending June 30
2006	$3,960
2007	1,980

Total minimum lease payment	5,940
Less amount representing interest	184

Present value of minimum lease payments	5,756
Less current portion	(3,799)

Long-term portion	$1,957

ALLERGY CONTROL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)
NOTE 6. OPERATING LEASE COMMITMENTS
The Company leases its office and warehouse facility under a non-cancelable operating lease expiring in October 2007. The lease requires the Company to pay property taxes and maintenance charges.
The Company also leases a vehicle and office equipment under non-cancelable operating leases that expire through December 2010.
Future minimum rental payments under the non-cancelable operating lease, excluding property taxes and maintenance charges are:

Year Ending June 30
2006	$187,456
2007	184,722
2008	53,558
2009	9,408
2010	4,704

$439,848

Rent expense amounted to $98,298 for the six months ended June 30, 2005 and $113,722 for the six months ended June 30, 2004.
NOTE 7. CONTRIBUTED CAPITAL
During the six month period ended June 30, 2005 the stockholder contributed capital of $393,873.
NOTE 8. CONCENTRATIONS
The Company purchases all of its fabric for a major product line, which represents approximately 70% of total fabric purchases from one mill. Additionally, approximately 25% of fabric is purchased from another mill. Although there are comparable products, a change in suppliers could cause delay in acquiring fabric, which could ultimately affect operating results.
The Company subcontracted approximately 25% of its production activities to a fabricator in Slovakia. The inventory at this fabricator amounted to $72,791 at June 30, 2005 and $84,360 at June 30, 2004.
NOTE 9. EMPLOYEE BENEFIT PLAN
The Company has a 401(k) retirement plan that provides for elective pretax contributions to the plan by all employees and for discretionary matching contributions by the Company. The Company made no contributions to the plan for the six months ended June 30, 2005 and June 30, 2004.

ALLERGY CONTROL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(UNAUDITED)
NOTE 10. AGREEMENT AND PLAN OF MERGER
As part of an agreement and plan of merger dated March 7, 2005 with Planet Technologies, Inc. (Planet), the Company’s sole stockholder will receive 600,000 shares of Planet stock in exchange for all of his stock in the Company. Additionally, the sole stockholder will receive a payment of $1,500,000 of his note receivable and will contribute the balance of the note in the amount $3,350,000 to capital.
The stockholder of the Company has also agreed to make a cash contribution of $500,000 to capital prior to closing to provide for termination benefits for one of the officers of the Company.
NOTE 11. GOING CONCERN
The Company incurred losses in the amount of $140,809 through June of 2005, $317,933 in 2004 and $764,141 in 2003. At June 30, 2005 the deficiency in assets amounted to $4,595,039 and current liabilities exceeded current assets by $4,721,040.
In the event that the Company is unable to achieve profitable operating results and sufficient cash flow or the stockholder ceases to fund operations, it is uncertain the Company will be able to continue in existence. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and reclassification of liabilities that might be necessary should the Company be unable to continue in existence.

PART II
     INFORMATION NOT REQUIRED IN PROSPECTUS
Item 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Planet’s Restated Articles of Incorporation (“Articles”) include provisions to eliminate the personal liability of its directors to the fullest extent permitted by Section 204(a)(10) under the General Corporation Law of California (the “California Law”). Planet’s Articles also include provisions that authorize Planet to indemnify its directors and officers to the fullest extent permitted by Sections 204 and 317 of the California Law. Planet’s Bylaws also provide Planet with the authority to indemnify its other officers, employees and other agents as set forth in the California Law.
     Pursuant to Sections 204 and 317 of the California Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in the best interests of the corporation, and with respect to a manner they reasonably believed to be in the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. A corporation may not eliminate liability: (i) for acts or omissions involving intentional misconduct or knowing and culpable violations of law; (ii) for acts or omissions that the individual believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the individual; (iii) for any transaction from which the individual derived an improper personal benefit; (iv) for acts or omissions involving a reckless disregard for the individual’s duty to the corporation or its shareholders when the individual was aware or should have been aware of a risk of serious injury to the corporation or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to any abdication of the individual’s duty to the corporation or its shareholders; or (vii) for improper distribution to shareholders and loans to directors and officers. Also, a corporation may not eliminate liability for any act or omission occurring prior to the date on which the corporation authorizes indemnification of its directors, officers, employees and agents.
     Planet has entered into agreements with certain of its directors and executive officers that require Planet to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of Planet or any of its affiliated enterprises, provides such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Planet and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
Item 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The table below sets forth the estimated expenses (except the SEC registration fee, which is an actual expense) in connection with the offer and sale of the shares of common stock of the registrant covered by this Registration Statement.

SEC Registration fee	$1,578.18
Printing and related expenses	5,000.00
Accountants’ fees and expenses	20,000.00
Attorneys’ fees and expenses	30,000.00

Total	$56,578.18

Item 26. RECENT SALES OF UNREGISTERED SECURITIES
     During the period from November 29, 2004, through August 31, 2005, the Company entered into subscription agreements with investors for the sale of an aggregate of 1,600,000 shares of Company common stock at $2.50 a share. The net proceeds received by the company are $4,000,000. The Company relied upon an exemption from registration pursuant to Section 4(2) of, and Regulation D, promulgated under, the Securities Act.

     On November 30, 2004, the Company issued 1,654,656 shares of common stock to AF Partners, LLC, and certain former members of AF Partners as consideration for the assets of Allergy Free, LLC, valued at $2.50 per share. The Company relied on Section 4(2)of and Regulation D, promulgated under, the Securities Act, as a basis of exemption from registration.
     On August 11, 2005, the Company issued 600,000 shares of common stock to Jonathan T. Dawson, an individual and sole shareholder of ACP as consideration for the merger of ACP, valued at $2.00 per share. The Company relied on Section 4(2)of and Regulation D, promulgated under, the Securities Act, as a basis of exemption from registration.
Item 27. EXHIBITS

(c)	Exhibit Number	Description.

	2.1(8)	Asset Purchase Agreement dated March 18, 2004, between the Company and Allergy Free.

	2.2(12)	Amendments to Asset Purchase Agreement dated March 18, 2004.

	3.1(1)	Restated Articles of Incorporation of the Registrant.

	3.2(1)	Restated Bylaws of the Registrant.

	3.3(11)	Certificate of Amendment of Articles of Incorporation of Company dated November 30, 2004.

	4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3.

	4.6(1)	Specimen Stock Certificate.

	5.1	Opinion of Blanchard Krasner & French, APC.

	10.1(1)	Form of Indemnity Agreement entered into between the Registrant and certain of its executive officers and directors.

	10.2(1)	Registrant’s 1995 Stock Option Plan (the “1995 Option Plan”).

	10.3(1)	Form of Incentive Stock Option Grant under the 1995 Option Plan.

	10.4(1)	Form of Non-statutory Stock Option Grant under the 1995 Option Plan.

	10.5(1)	Agreement to Assign Proprietary Rights between the Registrant and Dr. Robert J. Petcavich.

	10.6(1)	Form of Confidential Information Agreement entered into between the Registrant and certain former employees.

	10.7(2)	Warrant to Purchase Common Stock, dated March 9, 2000, issued by the Registrant to LBC Capital Resources, Inc.

	10.8(3)	Registrants 2000 Stock Incentive Plan (the “2000 Plan”).

	10.9(3)	Form of Incentive Stock Option Grant under the 2000 Plan.

	10.10(3)	Form of Non-statutory Stock Option Grant under the 2000 Plan.

(c)	Exhibit Number	Description.
	10.11(5)	Warrant to purchase Common Stock, dated March 20, 2001, issued by the Registrant to LBC Capital Resources, Inc.

	10.12(6)	Form of Sale and License Agreement dated March 2003 with Agway, Inc. (animal feed products).

	10.13(6)	Form of Sale and License Agreement dated March 2003 with Agway, Inc. (fruit and vegetable products).

	10.14(6)	Form of First Amendment to License Agreement with Agway, Inc.

	10.15(13)	Form of Consulting Agreement with Robert Petcavich.

	10.16(6)(7)	Form of Purchase Sale and License Agreement dated May 1, 2003, with Ryer Enterprises, LLC.

	10.17(9)	Form of Amendment dated January 31, 2004, to Purchase, Sale and License Agreement with Ryer Enterprises, LLC.

	10.18(10)	Form of Royalty Contract dated on or about June 2004 with Ryer, Inc.

	10.19(13)	Form of Employment Agreement with Scott Glenn.

	10.20(13)	Form of subscription agreement for 2004 private placement.

	10.21(14)	Form of Agreement and Plan of Merger dated March 7, 2005, with Allergy Control Products, Inc. and Jonathan T. Dawson.

	10.22(14)	Form of Sub-Lease Agreement dated November 1, 2003, with Conception Technologies, L.P.

	10.23(14)	Form of License Agreement dated January 1, 1997, and amendments thereto, with Rick L. Chapman.

	10.24(14)	Form of Supply Agreement dated January 27, 2004, with American Metal Filter Company.

	10.25(14)	Form of Royalty Liquidation Trust dated as of November 29, 2004, with U.S. Bank.

	10.26(14)	Form of Employment Agreement effective February 1, 2005, with Bret Megargel.

	10.27	Form of Employment Agreement executed on March 11, 2005, with Edward J. Steube.

	11.1(2)(4)	Statement of Computation of Common and Common Equivalent Shares.

	14.1(14)	Code of Business Conduct and Ethics.

	23.1	Consent of Blanchard Krasner & French, APC. (included in Exhibit 5.1).

	23.2	Consent of J.H. Cohn LLP

	23.3	Consent of Venman & Co., LLC

(1) Previously filed as an exhibit to the Registrant’s Registration Statement on Form SB-2, as amended (No. 33-91984 LA) and incorporated herein by reference.
(2) Previously filed as an exhibit to the Registrant’s Annual Report on Form 10-KSB filed for the fiscal year ended December 31, 1999 and incorporated herein by reference.
(3) Previously filed as an exhibit to the Registrant’s Registration Statement on Form S-8 (No. 333-38500) filed on June 2, 2000 and incorporated herein by reference.
(4) Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000.
(5) Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001.
(6) Previously filed as an exhibit to the Registrant’s Annual Report on Form 10-KSB filed for the fiscal year ended December 31, 2002 and incorporated herein by reference.
(7) Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003.
(8) Previously filed as an exhibit to the Registrant’s Form 8K filed March 23, 2004 Report.
(9) Previously filed as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003.
(10) Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.
(11) Previously filed as an exhibit to the Registrant’s Form 8K filed December 16, 2004 Report.
(12) Previously filed as an exhibit to Registrant’s Proxy Statement dated October 20, 2004.
(13) Previously filed as an exhibit to Registrant’s SB-2 dated February 4, 2005.
(14) Previously filed as an exhibit to Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.
Item 28. UNDERTAKINGS
(a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);
          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that Paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section (d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
SIGNATURES
     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of San Diego, State of California, on October 11, 2005.

/s/ Scott L. Glenn	Dated:10/11/2005
SCOTT L. GLENN
Chairman of the Board of Directors,
President and Chief Executive Officer

/s/ Francesca DiNota	Dated: 10/11/2005
FRANCESCA DINOTA
Chief Financial Officer and Chief Accounting Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Scott L. Glenn as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendment) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do them in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, shall do or cause be done by virtue hereof.
     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	DATE
/s/ Scott L. Glenn	10/11/2005
SCOTT L. GLENN
Chairman of the Board of Directors,
President and Chief Executive Officer

/s/ Eric B. Freedus ERIC B. FREEDUS	10/11/2005
Director

/s/ H.M. Busby	10/11/2005
H.M. BUSBY
Director

Michael Trinkle
MICHAEL TRINKLE	10/11/2005
Director

/s/ Ellen M. Preston	10/11/2005
ELLEN M. PRESTON
Director

/s/ Edward Steube	10/11/2005
EDWARD J. STEUBE
Director

/s/ Michael Walsh	10/11/2005
MICHAEL WALSH
Director

/s/ Francesca DiNota	10/11/2005
FRANCESCA DINOTA
Chief Financial Officer and Chief Accounting Officer